
03057997


PROCESSING
MAY 01 2003

ANNUAL REPORT


KVH


0-28082
RECD S.E.C.
MAY 1 2003
1086
ARIS
P.E.
12-31-02

KVH Industries, Inc.

“Our revolutionary low-profile antenna has opened a tremendous new market for KVH as we prepare to bring satellite TV and high-speed Internet to a huge audience of consumers in passenger vehicles.”



Dear Fellow Investor,

At KVH, we deliver on expectations. We've built our reputation as a leader in the mobile satellite communications and defense navigation markets because of our ability to develop innovative new products and services, meet the demands of our diverse customer base, and maintain a financially sound, growing company. Our balanced approach in these markets allowed us to deliver the breakthrough year that we anticipated in January 2002. Throughout the year, we maintained our growth, expanded market share, and pursued new opportunities despite uncertain economic conditions. As a result, we are a stronger, more efficient company and equipped with the tools and technology to continue this momentum in the coming year.

Growth

We entered 2002 with the goals of achieving annual growth of 30 to 40%, doubling our defense revenues, and returning to profitability in the second half. We met or exceeded each of these with revenues of $47.7 million – up 46% from 2001, 114% growth in defense sales, and profitability in the third and fourth quarters.

Value

We also focused on strengthening the company as a whole. We added new, experienced members to our management team and made great strides in refining how we do business. We increased efficiency in our operations, enabling us to reduce the cost of goods sold, improve asset utilization, and increase gross margin. The end result was a more streamlined and effective company with a stronger bottom line and an increased capacity to pursue exciting new opportunities. This performance is being recognized by the financial markets.

TRACVISION

Products & Services

Our established product lines helped drive our success in 2002 as we expanded the customer base in each market. We collaborated with prospective customers to make certain that our products met their requirements and would be available when needed. For example, we worked closely with military planners to ensure our readiness to equip U.S. and allied troops with our proven TACNAV® tactical navigation systems. When that request came in September 2002, asking KVH to equip the U.S. Army Special Forces vehicle fleet with TACNAV systems, we were able to deliver hundreds of systems on the very short lead-time schedule that the Special Operations Command required. Our ability to meet this customer's technical, operational, and logistical demands was fundamental in our successful win of this large, long-term contract.

In the satellite communications business we expanded our product line and distribution network, enabling us to deliver more products and a greater variety of services to customers worldwide. We now have agreements in place with more than 10 major RV and motorcoach manufacturers, each of which is now installing KVH TracVision® satellite TV antennas as either standard or optional equipment on their new RVs and coaches. We also introduced new satellite communications services, including global voice, fax, and e-mail as well as the only in-motion broadband Internet service available in North America and Europe. Each of these services is supported by our existing and emerging satellite products, and helps establish new recurring revenue streams that should provide additional growth potential.

Integration

We made significant strides in expanding the capabilities and versatility of our fiber optic technology. The 2002 introduction of our new low-cost, high performance Digital Signal Processor (DSP) fiber optic gyros (FOGs) enabled us to integrate this sophisticated technology into our products. We now have the means to increase the value that we deliver with gyros by creating complete systems rather than standalone sensors. KVH FOGs are at the heart of our TACNAV FOG and TACNAV II navigation systems, which are already in use by the U.S., British, and other allied armies. Likewise, the new TracVision G8, which will be available in mid-2003, is the first of our in-motion satellite TV systems to use our FOGs to provide unmatched stabilization and tracking.

During 2002, we also launched an effort to develop a FOG-based inertial measurement unit (IMU) that extends the potential of our fiber optic technology. We expect that the integrated IMU will be capable of providing precision guidance and navigation data for a variety of commercial and military applications, including smart munitions. As we continue to refine our technology and offer improved performance at lower prices, we are able to pursue sizable new fiber optic market opportunities. I am confident that we will begin to see our fiber optic systems deliver on their potential in the coming year.

Innovation

Innovation has always been a hallmark of KVH's product development efforts, enabling us to offer versatile new products that expand our customer base and open new markets. Never has this been more apparent than with the January 2003 introduction of the TracVision A5 low-profile satellite TV antenna, the product of two years of research and development. Capitalizing on the tremendous popularity of rear-seat video systems, this groundbreaking antenna delivers access to hundreds of channels of satellite TV entertainment and makes in-motion satellite TV practical for passenger vehicles, such as mini-vans, sport utility vehicles, and automobiles.

To make this possible, KVH engineers invented an entirely new type of antenna using flat panel, phased array technology. Standing less than 5" high, this remarkable new system mounts on the roof of passenger vehicles and tracks the satellite TV signal as they drive along the open roads of the continental United States. Fully compatible with satellite TV services today, and capable of supporting high-speed, in-motion Internet access in the future, TracVision A5 clearly suits the growing demand for mobile digital entertainment and communications for people on the go. This breakthrough antenna builds on a decade of KVH innovation and leadership in the mobile satellite industry. We are now establishing a nationwide dealer network and preparing to deliver this exciting new system in mid-2003.

The Future

Gaining strength and stability from our diverse product lines, new technology, and multiple markets, we are well prepared for the opportunities and the challenges that lie ahead. We have our sights set on delivering sustained profitability and continued revenue growth during the coming year. I invite you to follow our progress by visiting our website – www.kvh.com – for the complete story and the latest information about KVH — our technology, products, partners, and customers.

Thank you for being an important part of KVH Industries. We look forward to your continued support.

Sincerely,

Martin Kits van Heyningen
President and Chief Executive Officer

KVH Industries, A Year in Review...

First Quarter	KVH Industries' CEO Expects Substantial Revenue Growth in 2002
	KVH Honored as STAGPARKWAY Vendor of the Year
	New KVH Tracphone F77 Helps Mariners Stay On-line All the Time Worldwide
	KVH Industries Introduces the eTrac Satellite E-mail System for Maritime Applications
	KVH Fiber Optic Gyros Helping to Keep U.S. Trains on Track
Second Quarter	KVH Provides Update – Forecast for 30-40% 2002 Revenue Growth Reiterated
	New KVH DSP-5000 Fiber Optic Gyro Offers Breakthrough Price Performance
	KVH Industries' TracNet Hits the Road with High-speed Internet Access
	U.S. Military Selects KVH Fiber Optic Gyros for Stinger and ITAS Training Simulators
	KVH Industries Awarded Patent for Reduced Configuration Fiber Optic Gyro
	KVH Fiber Optic Gyros Selected for Two Military Turret Stabilization Applications
	KVH TracVision Satellite TV Antennas Chosen by Fleetwood for 2003 Model RVs
	KVH Launches Satellite Airtime Services as a Recurring Revenue Source
	KVH Industries Wins Department of Defense Outstanding Quality Award
	Featherlite Expands Use of KVH Satellite Technology Aboard Luxury Coaches
Third Quarter	KVH TracVision Selected as Exclusive Satellite TV Solution by Rexhall Motorhomes
	KVH Awarded $1 Million in Development Contract by L-3 Communications
	KVH and ABB Power Technology Products Division Develop New Optical Current Sensor
	KVH Praised by Congressional Delegation for Contributions to War on Terrorism
	KVH Fiber Optic Gyros Guide New U.S. Army Ground Prophet Signal Intelligence System
	KVH TracVision and TracNet Provide Satellite TV/Internet on Marathon Luxury Coaches
Fourth Quarter	U.S. Army Special Operations Command Selects KVH TACNAV Navigation Solution
	KVH Patents Breakthrough Digital Signal Processing Technology for Fiber Optic Gyros
	KVH Industries Announces Return to Profitability on 57% Revenue Growth
	KVH Industries Sweeps NMEA Satellite Product Awards for Fifth Consecutive Year
	KVH Introduces Newest TracVision Satellite TV Antennas for RVs and Motorcoaches
	Emergency Responders Rely on KVH for Critical Information via Satellite TV
	KVH Unveils Next-Generation Satellite TV Antenna at London International Boat Show
	KVH Introduces Live Satellite TV in Cars at 2003 Consumer Electronics Show
	KVH Receives $1.6 Million Order to Upgrade U.K. Army Vehicles for Precision Navigation

To view all press releases on-line, visit www.kvh.com/press

KVH Industries, Delivering Around the Globe...

KVH Industries, Inc., is an international leader in designing and manufacturing innovative systems and solutions using its proprietary satellite antenna and fiber optic technologies for two principal markets – mobile satellite communications and defense-related navigation and guidance.

We have three locations. Our headquarters, in Middletown, Rhode Island, also houses the company's manufacturing facility for satellite communications and military navigation products. Fiber optic research, development, and manufacturing is carried out at our facility in Tinley Park, Illinois. Our European, Middle Eastern, and African satellite communications product sales, support, and marketing efforts are coordinated through our office in Hoersholm, Denmark.



>> KVH FIBER OPTIC GROUP
8412 W. 185TH STREET
TINLEY PARK, IL 60477
TEL: 708.444.2800
FAX: 708.444.2801



>> KVH EUROPE A/S
VED KLAEDEBO 12
2970 HOERSHOLM
DENMARK
TEL: 011 45 45 160 180
FAX: 011 45 45 867 077

>> KVH HEADQUARTERS
50 ENTERPRISE CENTER
MIDDLETOWN, RI 02842
TEL: 401.847.3327
FAX: 401.849.0045

See our interactive annual report at www.kvh.com/annual

For additional information, please contact KVH Investor Relations at IR@kvh.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2002

or

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-28082

KVH Industries, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**05-0420589** (IRS Employer Identification No.)
50 Enterprise Center, Middletown, RI (Address of principal executive offices)	**02842** (Zip code)

(401) 847-3327
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.01 par value, per share.
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __ No X

As of June 30, 2002, the aggregate market value of the voting stock held by non-affiliates of the Registrant was $51,887,415 based upon a total of 6,890,759 shares held by non-affiliates and the last sale price on that date of $7.53. As of March 17, 2003, the number of shares outstanding of the Registrant's common stock was 11,280,855.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement relating to the 2003 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report on Form 10-K. The Company anticipates that its definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after December 31, 2002, the end of the Company's fiscal year.

INDEX TO FORM 10-K

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

With the exception of historical information, the matters discussed in this Annual Report on Form 10-K include certain forward-looking statements that involve risks and uncertainties. Among the risks and uncertainties to which the Company is subject are product life cycles, technological change, the Company's relationship with its significant customers, market acceptance of new product offerings, reliance on outside resources such as satellite networks, dependence on key personnel, fluctuations in annual and quarterly performance and worldwide economic conditions. As a result the actual results realized by the Company could differ materially from the statements made herein. Shareholders of the Company are cautioned not to place undue reliance on forward-looking statements made in the Annual Report on Form 10-K or in any document or statement referring to this Annual Report on Form 10-K. For a more detailed discussion of risks and uncertainties, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward Looking Statements."

PART I

ITEM 1. Business

General

KVH Industries, Inc., was organized in Rhode Island in 1978 and reincorporated in Delaware on August 16, 1985. We completed our initial public offering in April 1996. Our executive offices are located at 50 Enterprise Center, Middletown, Rhode Island, 02842, and our telephone number is (401) 847-3327. Unless the context otherwise requires, references to KVH include KVH Industries, Inc., and KVH Europe A/S, our wholly owned European sales subsidiary based in Denmark. Our fiscal year ends on December 31.

Company Overview

KVH designs and manufactures systems and solutions using its proprietary satellite antenna and fiber optic technologies for two principal markets – mobile satellite communications and defense-related navigation and guidance. Our mobile satellite communications products support marine and land applications and are sold worldwide through a network of third-party dealers and distributors. Our defense-related navigation and guidance products are sold through a network of third-party independent sales representatives, through government contractors, and directly to governments and OEM customers around the world.

Mobile Satellite Communications

Our mobile satellite communications products connect people on the move to satellite television, telephone, and high-speed Internet services worldwide. Using a combination of sensors, proprietary software algorithms, and innovative mechanical designs, our proprietary stabilized antennas remain pointed at specific geo-stationary satellites and receive digital TV, voice, fax, and high-speed Internet signals regardless of how a vessel or vehicle moves. These antenna systems are fully automatic and carry out all operations and satellite tracking with little or no operator intervention.

Marine and Land Mobile Satellite Communications

Since the introduction of KVH's first TracVision® mobile satellite TV antenna in 1995, we have continued to refine our TracVision products and now manufacture a range of antennas with different sizes and capabilities to suit a variety of customer requirements. KVH's integrated digital video broadcast (DVB®) technology allows our antennas to receive signals from regional high-powered digital television services around the globe. Some of the regional services compatible with TracVision satellite TV antennas include:

- North America – DIRECTV®, DISH Network™, and ExpressVu
- Latin America – DIRECTV Latin America
- Europe – Astra, Hotbird, Thor, Sirius, and Hispasat
- Africa and the Middle East – Arabsat
- Australia and New Zealand – Optus

As with all satellite TV antennas, our TracVision systems require an unobstructed view of the satellite in its stationary orbit above the equator, making them well suited for use at sea, on lakes, and on the open road. Our customers use TracVision satellite television antennas on pleasure and commercial marine craft as well as on moving or stationary RVs, motor coaches, vans, and long-haul trucks. We are the largest antenna supplier in the in-motion satellite marketplace, with a majority of the market share in the marine and recreational vehicle (RV) mobile satellite TV markets.

Our fully stabilized Tracphone® systems equip pleasure and commercial marine vessels with two-way voice, fax, and e-mail with global coverage provided by the satellites owned by Inmarsat Ltd. In June 2002, we began selling Inmarsat airtime services to complement our Tracphone line of satellite communications hardware, creating a new, and recurring revenue opportunity for the Company. With more than 20 years experience, Inmarsat now serves marine, land mobile, and aeronautical customers worldwide. Inmarsat supports links for phone, fax, and data communications as fast as 64 kilobits per second (Kbps) to more than 260,000 ships, vehicles, aircraft, and portable terminals.

We have an established satellite communications product distribution and service infrastructure. We also have agreements in place with more than 10 major RV and motor coach manufacturers to use TracVision antennas as standard or options on their new 2003 model year Class A vehicles. The National Marine Electronics Association has named our TracVision family the "Best Satellite Television Product" in 2002 and the prior four consecutive years. In addition, our Tracphone 252 was named "Best Satellite Communications Product" in 2002, replacing our four-time award winner, Tracphone 25.

Broadband Internet-via-Satellite

In October 2001, we announced that we had signed an agreement with Canadian satellite TV provider Bell ExpressVu to distribute the DirecPC® satellite Internet service to mobile customers in the United States. That same month, we introduced the TracNet™ Mobile High-speed Internet System for the maritime and land mobile markets. Using one of our TracVision antennas to receive broadband downloads of Internet data and either cellular or satellite modems as a return path, TracNet allows mobile users to surf the Internet at download speeds as fast as 400 Kbps. The server-based system permits as many as five users to access the Internet and e-mail simultaneously, either through TracNet's integrated Ethernet networking or the system's 802.11b (Wi-Fi) wireless networking capabilities.

Initial TracNet shipments began in the second quarter of 2002. In October 2002, we introduced TracNet 2.0, an enhanced version of the TracNet system that offered faster return path data transmissions, integrated data compression tools, and extended range. In November 2002, we announced our intention to offer TracNet 2.0 for use in Europe. We anticipate that the European variant of TracNet 2.0 will be available to consumers in mid-2003. We receive monthly service fees associated with TracNet usage.

Automotive Rear-seat Entertainment

The growing popularity and acceptance of passenger entertainment systems in automobiles, mini-vans, and sport utility vehicles (SUVs) has created an opportunity to extend the capability of existing multimedia systems to include access to live-programming and high-speed Internet services. According to published industry statistics, nearly 1 million rear-seat entertainment systems were sold in 2002, and that number is expected to grow in 2003. However, the primary content available for these systems is pre-recorded (DVDs, video tapes, game consoles, etc.). While existing mobile satellite TV antennas could be installed aboard passenger vehicles, their parabolic antennas create relatively high profiles (10"-15") that make them unattractive and impractical on vehicles smaller than an RV or motor coach. In late 2000, we launched our Mobile Broadband initiative to develop a low-profile, in-motion antenna practical for use on passenger vehicles and capable of providing mobile satellite TV content to in-vehicle multimedia systems.

In January 2003, we introduced the new TracVision A5 automotive satellite TV system, the first product resulting from the Mobile Broadband initiative. This low-profile TracVision system incorporates proprietary phased-array technology to create an antenna that stands less than 5 inches high and provides full in-motion reception of more than 300 channels of satellite TV and 50 channels of commercial-free audio. TracVision A5 mounts to a vehicle's roof rack and is designed for use on open roads where there is a clear view of the southern sky. It currently is designed to receive the DIRECTV satellite TV service. We believe that TracVision A5 will also be compatible with our mobile, high-speed Internet-via-satellite services in the future.

TracVision A5 employs a new hybrid phased-array design that integrates hundreds of small antenna elements across a flat surface. By turning this phased array on its azimuth and tilting it slightly, the antenna remains pointed at the satellite in the southern sky, regardless of vehicle motion. At the same time, an electronic "lens" bends the satellite signal so that more of the broadcast energy strikes each individual element. The separate signals from each small antenna element are then recombined to create a single data stream that supports multiple receivers and video screens. We anticipate that initial product availability of the TracVision A5 antenna will be at the end of the second quarter of 2003. Any second quarter volume is not expected to be of a material level.

Defense-related Navigation and Guidance

In the defense-related navigation and guidance marketplace, we use our core magnetic, fiber optic sensing, navigation systems integration, and display technology to develop and manufacture products that address a variety of systems requirements for military and commercial customers. The principle uses of KVH products in this market are:

- positioning, vehicle navigation, heading/pointing, and targeting;
- direction finding/pointing;
- motion sensing and control; and
- electric current sensing.

A key component in these products is our fiber optic technology. We manufacture a family of open-loop fiber optic gyros (FOGs) as well as single-, dual-, and tri-axis inertial measurement units (IMUs) configured for various applications in both the defense and industrial markets.

Tactical Navigation for Vehicles

The military's modern, fast-paced combat strategies place a premium on the precision vehicle navigation that is critical for rapid deployments, high-speed maneuvers, and digital battlefield coordination. Our TACNAV® integrated tactical navigation systems offer military vehicle crews and force commanders – whether in a command, support, or combat vehicle – uninterrupted availability of position and other tactical data, even if the Global Positioning System (GPS) is disrupted or jammed. In addition to supplementing and backing up the onboard GPS, TACNAV consolidates onboard tactical data and transmits the data via digital communications or battlefield management systems to the force commander and the other units in the field, enhancing operational efficiency and coordination.

We are a leading supplier of integrated navigation and targeting systems, with more than 8,000 systems fielded worldwide. We offer multiple variants of the TACNAV system using both KVH FOGs and digital compasses, providing operational support and low-cost, integrated solutions for military vehicles ranging from trucks and Humvees to light armored vehicles and main battle tanks. Our customers include the U.S. Army and U.S. Marine Corps, as well as many NATO and U.S. allies, including Great Britain, France, Sweden, Saudi Arabia, Australia, and New Zealand.

Precision Guidance

Our fiber optic rate sensors also help address the emerging need among military forces for drone and unmanned aerial vehicle navigation, precision pointing of radar, antennas, and optics, turret stabilization, and guided munitions navigation. In 2002, we began the development of a high-precision IMU using our digital signal processing line of FOGs. This new IMU is intended for use with smart munitions. Our sensors offer comparable precision and reliability at lower cost than competing products, providing us with a significant price/performance advantage.

Commercial/Industrial Applications

Our fiber optic technology has additional commercial applications beyond defense-related navigation and guidance. In July 2002, we announced that we had signed a product development agreement with the ABB High Voltage Business Area to cooperate in the development of a new fiber optic current sensor. We believe that the new fiber optic sensors, which use technology derived from our FOG products, will permit more accurate energy metering and wider bandwidth as well as improved safety over conventional technologies.

The same optical fiber technology that is integral to KVH FOGs and sensors is also appropriate for use in high-speed optical components. As part of our research and development efforts, we intend to combine KVH's patented D-shaped optical fiber with proprietary electro-optic polymers, converting passive fiber into an active optical component. We expect that this technology, if successfully developed, could serve as a platform for additional optical components that may be suitable for use in next-generation mobile satellite antennas, navigation systems, and FOGs, as well as optical networking applications. We have scaled back our investment in optical telecommunications components because the foreseeable demand for such components has dramatically decreased.

Sales and Marketing

Our consumer-oriented satellite communications products are mass-marketed and sold through a worldwide network of third-party value-added resellers, distributors, and independent sales representatives. In addition, we sell directly to manufacturers of marine vessels and RVs. Our European, Middle Eastern, and African satellite communications products sales and marketing efforts are coordinated through our sales subsidiary, KVH Europe A/S, located in Denmark.

Sales to resellers are on a non-recourse basis, based upon published price lists. Our terms of sale require payment within industry norms. We do not offer price protection, nor do we allow the return of products that the reseller may have been unable to resell. We extend credit based upon established credit guidelines and support our credit decisions with third-party documentation, such as Dun & Bradstreet credit ratings, vendor interviews, evaluation of the applicants' financial statements, and bank references.

Our defense-related navigation and guidance products are sold through a network of third-party independent sales representatives, through government contractors, and directly to governments and OEM customers around the world. These products are specifically designed to our customers' specifications.

Defense-related sales generally require inspection prior to shipment to establish that the product meets contract specifications, and that we have fulfilled all of our contractual obligations. We record defense revenues only when all contract obligations have been met and the customer has formally accepted the product. Post-sales product support may include training or other activities, provided on a time-and-materials basis. Post-sales revenue streams are immaterial to total revenues and are only furnished at the customer's request.

Intellectual Property

Our ability to compete effectively depends to a significant extent on our ability to protect our proprietary information. We rely primarily on patents and trade secret laws, confidentiality procedures, and licensing arrangements to protect our intellectual property rights. We have 56 issued and 26 pending patents covering our core technologies. Among these patents pending are applications for patent protection for the technological and design features incorporated into the TracVision A5 low-profile satellite TV antenna. In addition to patents, we register our trademarks in the United States and other key markets where we do business around the world. Our patents and trademarks have expiration dates ranging from May 20, 2003, to October 15, 2017.

We enter into confidentiality agreements with our consultants, key employees, and sales representatives, and maintain controls over access to and distribution of our technology, software, and other proprietary information.

Manufacturing

Our navigation and communications products manufacturing operations consist of light manufacture, final assembly, and testing. Our fiber optic manufacturing activities consist of producing specialized optical fiber, fiber optic components, and sensing coils that are combined with components purchased from outside vendors for assembly into finished goods. We own our own optical fiber drawing towers where we produce specialized polarization maintaining fiber used in all of our fiber optic products.

We contract with third parties for fabrication and assembly of printed circuit boards, injection-molded plastic parts, machined metal components, connectors, and housings. We believe there are a number of acceptable vendors for the components we purchase. We actively evaluate suppliers for quality, dependability, and cost effectiveness. In some instances we utilize sole source suppliers to develop strategic relationships that enhance quality of the materials and improve costs. Our manufacturing processes are controlled by an ISO 9001-certified quality standards program.

Backlog

Our backlog was approximately $6 million on December 31, 2002, and $8 million on December 31, 2001. Backlogs consisted primarily of defense-related orders. We expect to ship the entire 2002 year-end backlog during 2003.

Backlog consists of orders evidenced by written agreements and specified delivery dates for customers who are acceptable credit risks. Military orders included in backlog are generally subject to cancellation for the convenience of the customer. When orders are cancelled, we recover actual costs incurred through the date of cancellation and the costs resulting from termination. Individual defense orders are often in excess of $1.0 million and may require procurement of specialized long-lead components, and allocation of manufacturing resources. The complexity of planning and executing larger orders requires customers to order well in advance of the required delivery date, resulting in backlog.

Commercial backlog is not a meaningful indicator for predicting commercial revenue in future periods. Commercial resellers do not carry extensive inventories, relying upon us to ship products quickly. The short period of time between the customer's order and our product delivery results in negligible reseller backlog.

Competition

We encounter significant competition with all of our products. Many of our competitors, especially in the defense navigation market, are much larger companies. We stress system performance, reliability, product features, price, and customer support to differentiate our products from those of our competitors. Competitors in the mobile satellite communications market include EMS, King Controls, Nera, and Sea Tel. Competitors in the defense navigation and guidance market include Honeywell, Kearfott, Leica, Northrop Grumman, and Smiths Industries.

Research and Development

We recognize that focused investments in R&D are critical to our future growth and competitive position in the marketplace. Our R&D efforts are directly related to timely development of new and enhanced products that are central to our core business strategy. The industries in which we compete are subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements. As a result, our success, in part, depends upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and meet customers' operational and cost requirements. Still, there can be no assurance that we will be able to successfully develop products to address new customer requirements and technological changes, or that such products will achieve market acceptance. A discussion of risk factors is contained in the "Risk Factors" section, located on page 16 of this document.

Research and development consists of KVH-funded projects, Small Business Innovative Research (SBIR) grants, and customer-funded contract research. SBIR research is generally directed towards the discovery of specific information requested by the government research sponsor. Many of these grants have enhanced our sensor technologies, resulting in new or improved product offerings. Our customer-funded research efforts are made up of contracts with defense and

OEM customers, whose performance specifications are unique to their product applications. These specifications vary from "off-the-shelf" products and require original research to either modify an existing product or develop a new technology. Defense and OEM research often results in new product offerings, resulting in ongoing revenue streams. However, to meet our first-to-market goals, it is necessary to utilize internal funds to accelerate new product developments. Our aggressive product development strategy has contributed to our incurring operating losses for the last few years.

We account for customer-funded research as revenue and the associated research costs are accounted for as costs of sales. The total annual research effort is made up of the sum of research costs of goods sold and the operating cost of research and development as described in our statement of operations. Our combined annual expenditures for research and development for the years 2002, 2001, and 2000 were as follows:

	Year ended December 31,		
	2002	2001	2000
		(in thousands)	
Internally funded research and development	$ 8,855	7,885	3,902
Customer funded research and development	1,041	1,342	1,101
Total research and development	$ 9,896	9,227	5,003

In 2003, we expect our total research expenditures to be flat or slightly down compared to 2002 as we reduce the costs of outside consultants, complete the initial TracVision A5 product development, and scale back the photonic fiber research efforts.

Government Regulation

Our manufacturing operations are subject to various laws governing the protection of the environment and our employees. These laws and regulations are subject to change, and such change may require us to improve technology or incur expenditures to comply with such laws and regulation. We believe that we comply in all material respects with all applicable laws and regulations.

We are subject to compliance with the United States Export Administration Regulations. Some of our products have military or strategic applications, and are on the Munitions List of the International Trafficking in Arms Regulations, or are subject to a requirement for an individual export license from the Department of Commerce.

Employees

As of December 31, 2002, we employed 235 employees full-time. The increase in total employees from 224 at December 31, 2001, resulted primarily from a need to strengthen research and development, customer support, and marketing activities related to new products. We also employ temporary or contract personnel to provide short-term and/or specialized support for production and other functional projects.

We believe our future success will depend upon the continued service of our key technical and senior management personnel and upon our continued ability to attract and retain highly qualified technical and managerial personnel. None of our employees are represented by a labor union. We have never experienced a work stoppage and consider our relationship with our employees to be good.

Additional Information Available

Our principal Internet address is *www.kvh.com*. Our web site provides a hyperlink to a third-party web site through which our annual, quarterly, and current reports, as well as amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not provide any information directly to the third-party web site, and we do not check its accuracy. Copies of these reports can also be obtained from the SEC's web site at *www.sec.gov*.

ITEM 1a. Executive Officers and Directors of the Registrant as of December 31, 2002

The following is a list of all current executive officers and directors of KVH Industries, Inc.

Name	Age	Current Position	Held Since	Officers' Prior Business Experience (If current position held <5 years)
Martin A. Kits van Heyningen*	43	President Chief Executive Officer Director**	1982 1990 1982	
S. Joseph Bookataub	54	Chief Operating Officer	2001	2000-2001: Vice President of Operations, Mayan Networks
Patrick J. Spratt	55	Chief Financial Officer	2002	2000-2001: Vice President Finance, CFO & Director, Negen Access, Inc.
Richard C. Forsyth	56	Vice President, Finance	2002	1988-2002: Chief Financial Officer, KVH Industries, Inc.
Josina de Smit*	66	Treasurer	1982	
Kalyan Ganesan	54	Vice President, Engineering	2002	2001-2002: Vice President Engineering, CoWave Networks, Inc.
James S. Dodez	44	Vice President, Marketing	1998	1995-1998: Vice President, Marketing & Reseller Sales, KVH Industries, Inc.
Ian C. Palmer	37	Vice President, Satellite Sales	2000	1996-1999: Director, Reseller Sales, KVH Industries, Inc.
Robert W.B. Kits van Heyningen*	47	Vice President, Research & Development Director**	1998 1982	1982-1998: Vice President, Engineering, KVH Industries, Inc.
Mads E. Bjerre-Petersen	59	Managing Director, KVH Europe A/S	1992	
Arent H. Kits van Heyningen*	87	Chairman of the Board**	1982	
Mark S. Ain	59	Director**	1997	
Stanley K. Honey	48	Director**	1997	
Werner Trattner	50	Director**	1994	
Charles R. Trimble	61	Director**	1999	

* Arent Kits van Heyningen and Josina de Smit are the parents of Martin Kits van Heyningen and Robert Kits van Heyningen.

** For detailed information about KVH directors, see "Board of Directors" in the Proxy Statement, which is incorporated by reference.

ITEM 2. Properties

In May 1996, we purchased a 75,000-square-foot building in Middletown, Rhode Island. The building serves as headquarters for KVH executive and administrative staffs and as a development and manufacturing facility for all products except fiber optics. The Company believes it is well positioned to quickly expand production and operations at the Middletown facility, which is zoned and approved for an additional 45,000 square foot expansion of the existing building.

We manufacture our fiber optic products in a 23,000-square-foot facility in Tinley Park, Illinois, under a seven-year, renewable lease that expires March 31, 2005. Historically, our Tinley Park facility has operated at less than 50% of capacity, and the costs associated with under utilization of the facility have adversely affected the Company's financial results. Production capacity for the past two years has supported positive gross margins.

ITEM 3. Legal Proceedings

On June 20, 2002, Agility Robotics, Inc. ("Agility") informed us that it had filed a complaint against us in the United States District Court for the District of Minnesota alleging that certain of our products infringe three United States patents held by Agility. On October 18, 2002, Agility served the Company, asserting their patent infringement claim against KVH. Agility has contacted us regarding the possibility of licensing the technology that is subject to the complaint. We have responded by seeking additional information from Agility. We intend to defend ourselves vigorously against the Agility complaint.

In the ordinary course of business, we are party to legal proceedings and claims. In addition, from time to time, the Company has contractual disagreements with certain customers concerning the Company's products and services. While the outcome of any such disagreement cannot be accurately predicted, we do not believe such disagreements will have a material effect on operations or capital resources.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of the Company during the fourth quarter of fiscal 2002.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock has traded on the Nasdaq National Market under the symbol KVHI since April 2, 1996. As of March 17, 2003, 145 stockholders of record owned the Company's Common Stock. We have never declared or paid any cash dividends on our Common Stock and do not intend to pay cash dividends in the foreseeable future. The Company intends to retain earnings for reinvestment in its business.

Our stock commenced trading on April 2, 1996 at $6.50. On March 17, 2003, the closing price for our Common Stock was $9.95.

The following table sets forth, for the periods indicated, the high and low prices for our Company's stock as reported on the Nasdaq National Market.

	2002		2001	
	High	Low	High	Low
First Quarter	$ 7.91	5.97	$ 9.81	5.81
Second Quarter	8.20	6.31	8.35	6.35
Third Quarter	7.65	5.90	6.95	4.25
Fourth Quarter	9.34	5.90	7.50	4.25

ITEM 6. Selected Financial Data

The following selected financial data is derived from the Company's financial statements. This data should be read in conjunction with, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and with Item 8, Financial Statements and Supplementary Data.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Consolidated Statements of Operations:					
Net sales	$ 47,694	32,707	29,954	22,822	20,630
Cost of goods sold	26,505	20,255	18,621	15,034	14,100
Gross profit	21,189	12,452	11,333	7,788	6,530
Operating expenses:					
Research and development	8,854	7,885	3,902	4,199	3,991
Sales and marketing	9,951	8,412	6,322	5,471	4,470
General and administrative	3,594	2,514	2,221	2,112	2,225
Operating loss	(1,210)	(6,359)	(1,112)	(3,994)	(4,156)
Other (income) expense:					
Interest expense (income), net (2)	119	(140)	192	40	(57)
Other expense (income)	62	42	197	(83)	(225)
Loss before income tax expense	(1,391)	(6,261)	(1,501)	(3,951)	(3,874)
Income tax expense (benefit)	86	—	(560)	(1,254)	(1,608)
Net loss	$ (1,477)	(6,261)	(941)	(2,697)	(2,266)
Per share information (1):					
Net loss per common share–basic	$ (0.13)	(0.61)	(0.12)	(0.37)	(0.32)
Net loss per common share–diluted	$ (0.13)	(0.61)	(0.12)	(0.37)	(0.32)
Weighted average number of shares outstanding:					
Basic	11,040	10,217	7,628	7,235	7,124
Diluted	11,040	10,217	7,628	7,235	7,124

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Consolidated Balance Sheet Data:					
Working capital	$ 17,971	18,700	12,452	7,733	8,486
Total assets	$ 32,549	33,163	26,495	19,835	18,746
Long-term obligations (2)	$ 2,604	2,697	2,784	2,870	—
Total shareholders' equity	$ 25,431	26,246	19,193	14,502	17,070

(1) See note 1 of Notes to Consolidated Financial Statements for an explanation of the method of calculation.

(2) Includes obligations under mortgage note payable. See note 4 of Notes to Consolidated Financial Statements.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

All statements included in this Annual Report on Form 10-K or made by management of KVH Industries, Inc., other than statements of historical fact, are forward-looking statements. Examples of forward-looking statements include statements regarding KVH's future financial results, operating results, business strategies, projected costs, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the section entitled "Trends, Risks and Uncertainties." These and many other factors could affect KVH's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by KVH or on its behalf. Other risks and uncertainties are disclosed in KVH's prior SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2001, dated March 20, 2002 and our 2002 Quarterly Reports on From 10-Q. Copies of our SEC filings are available from the SEC, from KVH upon request, or on our web site, www.kvh.com.

As you read Management's Discussion and Analysis, please refer to our Consolidated Statements of Operations on page 27, which presents the results of our operations for 2002, 2001, and 2000. The following discussion should be read with an understanding of the risk factors on pages 16 through 19, which describe events that could influence our forward-looking projections.

During the period covered by this discussion, we invested heavily in research and development for low-profile satellite antennas, FOG technology, and photonic fiber optical components. Over the past two years we accelerated our project development schedule, which resulted in significant operating losses in 2002 and 2001. We forecast that 2003 levels of R&D spending will be flat to down slightly compared to 2002, as we reduce our dependence upon outside research consultants.

We anticipate the initial product availability of the low-profile antenna will be at the end of the second quarter of 2003. We slowed our investment in the development of our in-fiber, optical components in response to the dramatic slow down in the telecommunications market. We are currently redirecting the funding of in-fiber component research towards high-performance, low-cost gyroscopes, which have a potentially shorter-range financial return. Going forward, we plan to continue basic research into in-fiber telecommunications components, but plan to align the timing of our development expenditures with opportunities in the telecommunication market as they emerge.

Since October 1997, we have made substantial investments in fiber optic gyro technology. FOG sensors increase the accuracy and durability of our existing products, thus broadening our market spectrum. Our investment has resulted in a suite of open-loop fiber optic gyro sensors, a vertically integrated fiber optic manufacturing process and the integration of FOG sensors into our defense navigation product lines. We sold modest quantities of FOGs in 1998, and subsequently increased our sales volumes as we improved our product designs. As with other research initiatives, we believe that the market opportunities associated with FOG-based products will contribute to KVH's growth and help KVH sustain profitable operations. Our strategic emphasis will be to integrate fiber optic products into systems-level solutions, including our tactical navigation and antenna systems, and into new applications such as guided munitions and high-voltage current sensors.

Concurrent with the investments in new products and markets, we strengthened our corporate infrastructure to support the Company's growth. We became ISO 9001 certified in 1999, implemented a company-wide enterprise-resource-planning computer system and supply-chain management computer system, began a manufacturing outsourcing program, installed redundant computer processing at an outside location to provide disaster recovery capability for our computer systems and hired key personnel in operations, finance, engineering and business development to improve the execution of our growth plan. We believe that our investments in both product research and corporate infrastructure help prepare us for controlled growth and profitability.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Years Ended December 31,		
	2002	2001	2000
Net sales	100.0 %	100.0 %	100.0 %
Gross profit	44.4	38.1	37.8
Research and development	18.6	24.1	13.0
Sales and marketing	20.9	25.7	21.1
General and administrative	7.5	7.7	7.4
Operating loss	(2.6)	(19.4)	(3.7)
Other expense (income), net	0.5	(0.3)	1.3
Loss income before income tax benefit	(3.1)	(19.1)	(5.0)
Income tax benefit	—	—	(2.1)
Net loss	(3.1)%	(19.1)%	(2.9)%

Years Ended December 31, 2002 and 2001

Net Sales

Net sales increased by 46% to $47.7 million from $32.7 million in 2001. Communications product revenues made up over half of this growth, increasing 46% to $25.9 million from $17.7 million in 2001. Communications growth reflects the expansion of sales of land-mobile products through large national distributors and significant original equipment manufacturer sales volumes resulting from new agreements with major RV distributors and manufacturers. Based upon our expanded distribution channels, we believe that 2003 communications sales will continue to grow, but at a lower rate than in 2002. Factors that could influence 2003 sales are: continued growth in the overall RV market, the potential for significant OEM sales, and the release of our low-profile antenna, which we believe will broaden our market to include sport utility vehicles and mini-vans. We have little experience in the automotive marketplace and it is difficult to predict sales results with certainty, however this market appears to be a significant sales opportunity. The risk factors section beginning on page 16 highlights additional details and risks related to product development cycles and other risks associated with the communications market.

Combined sales for our defense navigation, FOG components, legacy marine and OEM products increased 45% in 2002 to $21.8 million from $15.0 million in 2001. Defense navigation shipments (including funded engineering) increased to $15.3 million from $7.2 million in 2001; FOG components (excluding defense shipments) declined to $3.7 million from $4.4 million in 2001; and legacy marine and OEM sensor shipments declined in 2002 to $2.8 million from $3.5 million in 2001. The growth in defense revenues is due to the demand for tactical military navigation systems, such as our TACNAV Light system, which is currently deployed on fast-attack, light-armored vehicles worldwide. In addition, an increased percentage of our defense systems sales include fiber optic components, providing an even greater level of precision. The decline in FOG component sales reflects the unevenness of non-recurring orders year-to-year; while the planned decline in marine legacy and OEM orders resulted from a marketing shift away from the consumer marine navigation market towards higher-volume sales opportunities in the communications and defense markets.

Overall, we anticipate that the rate of combined sales growth in 2003 may slow somewhat from 2002. Our current 2003 sales forecast indicates the potential for strong growth, however, factors such as a delay in introduction or slow acceptance of our low-profile antenna, a prolonged economic downturn or delays within the military procurement process could cause our actual sales results to differ materially from our current forecast.

Cost of Goods Sold

The Company's cost of goods sold consists of direct labor, materials, manufacturing overheads and engineering costs associated with customer-funded engineering. Customer-funded research and development costs included in cost of goods sold were approximately $1.0 million in 2002 and $1.4 million in 2001. During 2002 we realized material and labor cost savings equal to 1% of sales. Cost improvements resulted from reduced component costs, outsourcing of sub-assemblies and improvements in our manufacturing methods. Our supply-chain and materials requirements planning systems continued to provide us with stronger control over our manufacturing inventories, resulting in favorable material purchase agreements, improved component pricing and increased inventory turns, which rose to 6.6 turns from 5.2

inventory turns during the previous year. Manufacturing overhead spending decreased slightly from the prior year and overhead spending declined as a percentage of sales to 11% in 2002 from 16% in 2001. Improved manufacturing spending reflects favorable overhead spending and improved capacity utilization at both of our manufacturing facilities. Our largest productivity gain occurred at our Rhode Island manufacturing facility, where overhead spending grew modestly, while production rose by 42% in 2002 from 2001 levels. Looking ahead we believe that, primarily due to shifts in production mix, cost of goods sold as a percentage of sales will remain essentially unchanged from 2002.

Research and Development Expense
Research and development expense consists of direct labor, materials, associated overheads, and other direct costs resulting from the Company's internally funded product development activities. All internal research and development costs are expensed in the period they are incurred. Internally funded development costs associated with the low-profile antenna and active-fiber projects for each of 2002 and 2001 represented approximately 50% of total R&D spending in 2002 and 2001. We made significant progress in the development of our low-profile antenna in 2002 and introduced the product in January of 2003. Telecommunications market conditions forced us to dramatically slow our active fiber high-speed modulator project. Other R&D expense increased $0.9 million as a result of decreased customer funding and new hires. Spending associated with outside consultants is expected to decline as we release our low-profile antenna in 2003.

Sales and Marketing Expense
Sales and marketing expense consists primarily of salaries and related expenses for sales and marketing personnel, sales commissions for in-house and third party sales representatives, travel expenses, sales literature, advertising, and trade shows. Sales and marketing expense increased by $1.5 million to $10.0 million in 2002 from $8.4 million in 2001, while spending as a percentage of revenues declined to 21% of sales in 2002 from 26% of sales in 2001. The majority of the 2002 cost increase was related to variable selling expenses such as third-party sales commissions, trade show costs, media, and the expense of new product introductions. KVH utilizes a third-party distribution network, which provides significant leverage of our in-house resources with a minimum of corporate support. Third party distribution allows KVH to grow quickly without incurring the additional costs of hiring and training in-house sales personnel and leverages third-party sales resources and their geographic market presence. In 2002 we also entered into OEM agreements with leading RV coach manufacturers that allowed us to leverage their sales volumes to increase our product sales. OEM customers provide significant sales volume potential, and require a proportionately smaller investment in sales support costs per dollar of revenue than lower volume customers. Looking ahead we believe marketing and sales costs will increase primarily as a result of new product introduction costs, but we anticipate that, as a percentage of sales, 2003 selling expenses will not change materially compared to 2002.

General and Administrative Expense
General and administrative expense consists of costs attributable to the Company's management, finance, accounting, management information systems, human resources, facility management, and outside professional services. General and administrative costs increased $1.1 million to $3.6 million or 43% from 2001 levels, but decreased slightly as a percentage of sales to 7.5% from 7.7% in 2001. Cost increases reflect annual salary increases; key hires; and rising professional fees resulting from compliance with new regulations contained in the Sarbanes-Oxley Act, and professional fees associated with general law support for patent filings, contracts and other legal matters. Going forward, we anticipate that general and administrative costs will increase, but remain roughly equal to 2002 levels when expressed as a percentage of sales.

Interest Income
Interest income reflects the interest earned by investing excess cash in fully insured, federal short-term obligations.

Interest Expense
Interest expense is made up of interest charges related to our mortgage loan and the commitment fee associated with the unused portion of our asset based line of credit.

Income Tax Benefit
Income tax expense of $86,100 in 2002 represents both income tax on income generated by our foreign subsidiary and domestic income tax expense from further adjustment of cumulative domestic income tax benefit. The total income tax benefit resulting from domestic losses for the year ended December 31, 2002 was allocated to income from continuing operations and stockholders' equity, (e.g., from current year disqualifying dispositions of incentive stock options and exercise of non-qualified stock options), but was fully reserved with a valuation allowance. For a further discussion of income taxes see note 8 to the financial statements.

Years Ended December 31, 2001 and 2000

Net Sales

Net sales increased by 9% to approximately $32.7 million from roughly $30.0 million in 2000. Communications product revenues made up 33% of our sales growth, increasing by 5% to $17.7 million from $16.4 million in 2000. The slowdown of communications sales growth was triggered by increases in fuel prices and economic uncertainties that had a negative impact on RV sales, which is one of the largest applications for our land mobile communications products. Towards the end of 2001 gasoline prices fell, and the RV market began to recover its strength, stimulating renewed sales growth. We steadily grew our reseller distribution network during 2001, entering into agreements with major RV distributors and manufacturers, positioning KVH for renewed growth in 2002.

Defense navigation, FOG components, legacy marine and OEM product sales increased 14% in 2001 to $15.0 million from $13.6 million in 2000. This sales increase was the result of three factors: defense shipments declined by $1.6 million from $7.0 million in 2000; fiber optic revenues grew to $4.4 million from $1.7 million in 2000; and OEM shipments doubled in 2001 to $1.7 million from $0.8 million in 2000. Then current events created a significant demand for tactical navigation systems, such as our TACNAV Light system, which is deployed on light armored vehicles. Although our defense shipments declined in 2001, we were able to demonstrate our products to a wide range of defense customers and put a record number of quotations in our customers' hands. As a result of these efforts our TACNAV products won wide acceptance within the U.S. military and allied military circles

Cost of Goods Sold

Customer-funded research and development costs included in cost of goods sold were approximately $1.3 million in 2001 and $1.1 million in 2000. During 2001 we realized material and labor cost savings resulting from the redesign of existing products and improvements in our manufacturing process. Our supply-chain materials management system continued to provide us with stronger control over our manufacturing inventories and provided the tools required to better manage our procurement process. This resulted in more favorable material purchase agreements and better pricing. Manufacturing overheads decreased by 1% in 2001 and overheads fell as a percentage of sales to 16% from 18% in the prior year. Improved manufacturing overheads reflect increased FOG capacity utilization and better management of our Rhode Island manufacturing resources.

Research and Development Expense

Internally funded development costs increased by approximately $4.0 million or 102% in 2001 from $3.9 million in 2000. The cost increase is the result of the acceleration of two development projects, a high-speed in-fiber modulator and a low-profile satellite antenna. All internal research and development costs are expensed in the period they are incurred. The combined costs of the two projects amounted to $4.5 million dollars in 2001. Non-project R&D decreased slightly as a result of increased customer funding of defense programs in 2001. Almost one-third of 2001 R&D spending reflects the use of outside consultants and university researchers to support our project developments.

Sales and Marketing Expense

Sales and marketing expense increased by $2.1 million to $8.4 million in 2001 from $6.3 million in 2000. The majority of the cost increase was related to variable selling expenses such as commissions, trade shows, media, and new product introductions. In addition, roughly 14% of the 2001 increase related to the reorganization of the post-sales customer support group into a new customer service team that provides comprehensive support to the customer, including order placement, product shipment, repair service, and a customer help desk.

We broadened our product offerings to include high-speed broadband Internet capabilities, and we began the process of staffing that function. Products requiring 24-hour a day, 7-day a week customer support will continue to have a significant impact on support cost.

General and Administrative Expense

General and administrative expense consists of costs attributable to the Company's management, finance, accounting, management information systems, human resources, facility management, and outside professional services. General and administrative costs increased $0.3 million to $2.5 million or 13% in 2001 over 2000 and increased slightly as a percentage of sales to 8% from 7% in 2000. Cost increases reflect annual salary increases, and rising professional fees.

Interest Income

Interest income reflects the interest earned by investing excess cash from our private offering in fully insured, federal short-term obligations.

Interest Expense
Interest expense is made up of interest charges related to our mortgage loan and equipment leases.

Income Tax Benefit
Total income tax benefit for the year ended December 31, 2001 was allocated to income from continuing operations and stockholders' equity, but was fully reserved with a valuation allowance and therefore zero income tax benefit was accounted for in our statement of operations, or additional paid-in capital for stock-based compensation income tax benefits (e.g., from current year disqualifying dispositions of incentive stock options and exercise of non-qualified stock options). In 2000, as a consequence of an Internal Revenue Service tax return examination, we made adjustments to income tax credits recorded in prior years. For a further discussion of income taxes see note 8 to the financial statements.

Liquidity and Capital Resources
Cash used in operating activities decreased by $1.6 million in 2002 to $3.1 million from $4.7 million in 2001. The improvement included the impact of a decrease in the net loss of $4.8 million, an increase in short term liabilities, which was partially offset by increased accounts receivable of $4.3 million. A key success factor in preserving operating cash was our control of manufacturing inventory, which decreased by $0.2 million, while sales grew by 46% over 2001 results. Capital spending declined year-over-year by $0.7 million, as we were selective in making capital acquisitions. Cash generated from financing activities declined by $12.1 million reflecting the fact that a private offering occurred in 2001. Factoring out the funds raised in our 2001 private offering, cash flow improved by $3.2 million over 2001 results. The largest factor contributing to the 2002 results was the decrease in our net loss. As a consequence of achieving profitability in the second half of 2002 we have experienced further improvement in cash flow. We anticipate a continuation of profitable operations for 2003, which would continue to support cash flow improvement.

On January 11, 1999, the Company entered into a mortgage loan in the amount of $3,000,000. The note term is 10 years, with a principal amortization of 20 years at a fixed rate of interest of 7%. Land, building and improvements secure the mortgage loan. The monthly mortgage payment is $23,259, including interest and principal. Due to the difference in the term of the note and amortization of the principal, a balloon payment of $2,014,716 is due on February 1, 2009. The principal paid in 2002 totaled $86,974, and as of December 31, 2002, $2,697,147 was outstanding.

On March 27, 2000 we entered into a $5.0 million asset-based, three-year, revolving loan facility at an interest rate of the prime bank lending rate plus 1%. The company has entered into an agreement with Fleet Bank to extend the current agreement through the period of June 30, 2003 while we negotiate a new agreement. Any unused portion of the revolving credit facility accrues interest at an annual rate of 50 basis points. The loan facility provides for advancing funds based upon an asset availability formula that includes our eligible accounts receivable and inventory. The availability formula sets aside a fixed amount of qualified assets that may not be borrowed against. We may terminate the loan prior to the full term. However, we would become liable for certain termination fees should we do so.

On December 29, 2000 we issued and sold 800,000 common shares to the State of Wisconsin Investment Board at $6.25 per share. On April 2, 2001 and April 17, 2001, we issued and sold an aggregate of 1,230,770 shares of our common stock, at a purchase price of $6.50 per share, to Special Situations Fund III, LP, Special Situations Cayman Fund, LP, Special Situations Private Equity Fund, LP, and Special Situations Technology Fund, LP, pursuant to a Common Stock Purchase Agreement dated March 30, 2001. On April 17, 2001, we also issued and sold an aggregate of 307,692 shares of our common stock, at a purchase price of $6.50 per share, to the State of Wisconsin Investment Board, pursuant to a Common Stock Purchase Agreement dated April 16, 2001. On May 1, 2001, we issued and sold 76,923 shares of our common stock, at a purchase price of $6.50 per share, to Mr. Austin Marxe. We concluded our private financing on May 25, 2001, with the issuance and sale of 615,384 shares of our common stock, at a purchase price of $6.50 per share, to the Massachusetts Mutual Life Insurance Company. In total we realized net proceeds of $17.5 million, that has been used to fund operations and advanced research into photonics and mobile broadband satellite communications.

We believe that existing cash balances and funds available under our revolving credit facility will be sufficient to meet our anticipated working capital requirements for 2003. We periodically assess the need to raise additional funds by considering operating performance as well as considering potential decisions to expand more rapidly, to broaden or enhance products more rapidly, to acquire businesses or technologies or to make other significant expenditures to remain competitive. Should the need arise to secure additional capital, we would look to the equity and / or debt markets as potential sources of funds.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company's significant accounting policies are included in Note 1 of the Notes to the Consolidated Financial Statements. The significant accounting policies that management believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results include allowance for doubtful accounts, inventory valuation, impairment of long-lived assets and recoverability of deferred tax assets.

The Company's estimate for its allowance for doubtful accounts related to trade receivables is based on specific and historical criteria that are combined to determine the total amount reserved. The Company evaluates specific accounts where we have information that the customer may have an inability to meet its financial obligations. The Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated on a monthly basis and adjusted as additional information is received that impacts the amount reserved. An additional reserve is established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience and are analyzed on a quarterly basis. Historically, the Company's bad debt write-offs have been insignificant. If circumstances change, the Company's estimates of the recoverability of amounts due the company could be reduced by a material amount.

Inventory is valued at the lower of cost or market. The Company continually ensures that slow-moving and obsolete inventory is written down to its net realizable value by reviewing current quantities on hand, actual and projected sales volumes and anticipated selling prices on products. Generally, the Company does not experience issues with obsolete inventory due to the nature of its products being interchangeable within various product offerings. If the Company were not able to achieve its expectations of the net realizable value of the inventory at its current value, the Company would have to adjust its reserves accordingly.

Long-lived assets are reviewed for indications of impairment when events and circumstances indicate that the assets might not be recoverable. Recoverability of long-lived assets is measured by a comparison of the assets carrying value to the estimated future undiscounted forecast cash flows anticipated for the asset. If such assets were considered to be impaired, the impairment would be measured by the amount by which the carrying value of the asset exceeds its fair value based on estimated discounted cash flows. The preparation of future cash flows requires significant judgments and estimates with respect to future revenues related to the respective asset and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in a change in this assessment and result in an impairment charge. The preparation of discounted cash flows also requires the selection of an appropriate discount rate. The use of different assumptions would increase or decrease estimated discounted cash flows and could increase or decrease the related impairment charge.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. On a quarterly basis the Company assesses the recoverability of the deferred tax assets by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the history of operating earnings in its ongoing business and its expectations in the future, the Company has determined that a portion of the deferred tax assets were not recoverable and a valuation allowance was established. For the remaining deferred tax assets the recoverability of these assets was deemed to be recoverable based on certain tax planning strategies. The amount of the deferred tax asset considered realizable could be reduced in the future if there are changes in the Company's feasibility of certain tax planning strategies. Additionally, if the Company generates future earnings the realizability of the deferred tax assets reserved by the valuation allowance would be utilized.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. The Company adopted the provision of SFAS No. 141 on January 1, 2001, and it did not have a material impact on the consolidated financial statements. The Company adopted SFAS No. 142 on January 1, 2002 and it did not have a material impact on the consolidated financial statements.

In August 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for the Company's fiscal year 2002. FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 applies to all entities. The Company's adoption of FAS 143 did not impact its financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on January 1, 2002 and it did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued FAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which is effective for transactions occurring after May 15, 2002. FAS 145 rescinds FAS 4 and FAS 64, which addressed the accounting for gains and losses from extinguishment of debt. FAS 44 set forth industry-specific transitional guidance that did not apply to the Company. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. FAS 145 also makes technical corrections to certain existing pronouncements that are not substantive in nature. The Company does not expect the adoption of FAS 145 to have a significant impact on its financial condition or results of operations.

In July 2002, the FASB issued FAS 146, Accounting for Exit or Disposal Activities. FAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of FAS 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 by the Company will impact the accounting for future exit and disposal activities.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and are not expected to have a material effect on our financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the "disclosure only" provisions of both SFAS 123 and SFAS 148.

Contractual Obligations and Other Commercial Commitments
Our contractual commitments consist of a mortgage note payable, forward currency exchange contracts, facility and equipment leases. The principal repayment of the mortgage note is based upon a 20-year amortization schedule, but the term is 10 years requiring a balloon payment of $2,014,716, due on February 1, 2009. There are no loan to value covenants in the loan that would require early pay-down of the mortgage if the market value of the property should decline. We have purchased foreign currency contracts to protect ourselves against further currency fluctuations of the U.S. Dollar relative to the Euro. Existing contracts fix Euro pricing through February 2003. We are also obligated under a multi-year facility lease that terminates in 2005. Our present intention is to renew the facility lease prior to its expiration in 2005. Our operating leases represent vehicle and equipment operating leases. The schedule below reflects liabilities under these agreements at December 31, 2002.

	Total	2003-2004	2005-2006	After 2006
Mortgage loan	$2,697,147	193,266	222,218	2,281,663
Facility lease	729,437	483,468	178,669	67,300
Foreign exchange contracts	325,841	325,841	—	—
Operating leases	380,071	323,175	42,217	14,679
Total contractual cash obligations	$4,132,496	1,325,750	443,104	2,363,642

We have not entered into off-balance sheet commercial commitments such as standby letters of credit, guarantees, standby repurchase obligations or commercial commitments, other than the purchase of the forward currency exchange contracts as listed above.

Other Matters
None.

Inflation
The Company believes that inflation has not had a material effect on its results of operations.

Forward Looking Statements – Trends, Risk and Uncertainties
This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that are subject to a number of risks and uncertainties. These are important factors that could cause actual results to differ materially from those anticipated.

We May Fail to Complete Our Mobile Broadband Initiative Successfully
Our mobile broadband project is still in the product design stage. The KVH mobile broadband initiative is directed toward the development of a low-profile satellite TV antenna that will provide in-motion access to high-speed, two-way Internet and satellite television services for the video and computer systems aboard passenger and other vehicles.

The project involves significant technical advances and there can be no assurance that we will achieve the form factor, performance, and cost parameters necessary for successful commercialization of the automotive satellite TV antenna system. Manufacturing or product design issues could also delay the shipment of the finished product beyond our anticipated first unit target date of late second quarter 2003. If we are delayed in the development of the mobile broadband technology, or we are not first to market with this technology, we may be unable to achieve significant market share in the automotive, mobile satellite communications market.

The success of our mobile broadband project depends upon our ability to develop a technologically advanced antenna at an acceptable price for the automotive marketplace. To date, phased-array antennas have been developed at prices far in excess of what is practical in the automotive marketplace. There can be no assurance that we can engineer and manufacture a phased-array solution within the pricing and technical parameters necessary to be successful in the automotive marketplace.

The Success of the TracNet Mobile High-speed Internet System Depends on the Performance and Quality of Other Service Providers
The new TracNet service is designed to provide mobile high-speed Internet access to vehicles and vessels throughout North America and as far as 100 miles off the coast of North America. A European variant is also scheduled for production in 2003. TracNet's successful operation depends on the use of KVH's antenna and other services and equipment of third-party suppliers. TracNet relies upon the services offered by the satellite Internet provider (Bell ExpressVu of Canada), as well as the equipment and services of cellular and satellite return link communications

suppliers. Globalstar Satellite Communications Services, which KVH uses as the satellite return link supplier for TracNet, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on February 15, 2002 and currently is operating its business as a debtor-in-possession. KVH is also in negotiations with a potential prospective European Internet-via-satellite provider. Should Globalstar or one of the other vendors integral to TracNet's operation be unable to fulfill its obligations, KVH would seek an alternate supplier, and KVH may have to carry out any necessary hardware and software retrofits or upgrades that may be required to ensure the continued operation of the TracNet system. In such event, KVH may not be successful identifying and entering into appropriate agreements with replacement suppliers, which would impair our ability to offer the TracNet service.

We May Fail to Complete Our Photonic Fiber Development Initiative Successfully
Our photonic fiber project is currently in the development stage. Our proposed optical fiber technology would serve as the foundation for a variety of electro-optic components built within or on a strand of optical fiber. Potential applications for this technology include its use in KVH's existing fiber optic gyros, navigation systems, and satellite communications products. A future application could also include high-speed, in-fiber modulators that would greatly enhance the speed of transmissions over fiber optic networks. We may never complete the technological development necessary to realize the full commercial potential of the project. Our current approach utilizes a proprietary electro-optic polymer and our D-fiber technology. This initiative depends on significant technical advances, and there can be no assurance that we will achieve the intended form factor.

Optical fiber telecommunications solutions are not currently and may never be economically viable solutions and the timing or magnitude of future market demand for telecommunications components is not known.

Research and Development Expenditures Could Lead to Continuing Operating Losses
For the past two years we have made significant investments in research and development that have contributed to operating losses in each of those years. In May 2001, we completed a series of private placements that raised $17.5 million, net of transaction costs, to accelerate our research into two key product areas, photonic fiber and mobile broadband. If 2003 R&D project expenditures are extended beyond our current projections or the product results of these projects are delayed, it could impact our ability to sustain profitability.

Future Sales Growth Depends on the Continued Expansion of Satellite Communications Revenues
The Company's growth has been largely sustained by a consistent expansion of our satellite communications sales. Our future satellite communications sales growth will be based to a considerable extent upon the successful introduction of new mobile satellite communications products for use in marine and land applications. Our success depends heavily on rapid completion of new products, including worldwide Internet and data applications. However, poor consumer confidence and/or economic conditions could depress product demand. Our success also depends on external variables such as consumers' access to satellite communication services, which may be hindered because satellite launches and new technology are expensive and subject to failures, which may depress demand for our products.

Defense-related Sales Could be Adversely Affected by Political and International Events
Recent world events and a shift in military planning to favor rapid deployment and lighter vehicles put a premium on precision navigation, a feature offered by KVH's integrated tactical navigation systems. However, the growth of the Company's defense-related revenues could be adversely affected by: delays in the current military procurement schedule; an unexpected shift or reallocation of anticipated funding for military programs; delays in the testing and acceptance of our technological solutions by the military; and sales cycles that are long and difficult to predict in military markets. The rapid growth experienced in 2002 may not repeat in 2003, based upon the cyclical nature of the military order flow. Substantial fluctuations in sales can result quarter-to-quarter and year-to-year.

Our Operating Results are Variable
Our quarterly operating results have varied in the past and may vary significantly in the future depending upon the risk factors in this section and whether we are successful in managing our assets, revenue growth and the ratio of expenses to revenues.

Our Share Price has Displayed Volatility
The Company's stock has experienced substantial price volatility as a result of variations between our actual and anticipated financial results and as a result of announcements by the Company and our competitors. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in ways that have been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of the Company's common stock in the future.

Our Consumer Product Sales are Dependent on the Financial Strength and Performance of Our Distribution Network

Many of our consumer-oriented products are marketed through a worldwide network of third-party value-added resellers, distributors, and independent sales representatives. Many of the Company's resellers operate on narrow product margins, and may distribute products from competing manufacturers. The Company's business and financial results could be adversely affected if the financial condition of these resellers weakens, if resellers within consumer channels cease distribution of the Company's products, or if uncertainty regarding demand for the Company's products causes resellers to reduce their ordering and marketing of the Company's products.

If We Fail to Commercialize New Product Lines, Our Business Will Suffer

We intend to continue to develop new product lines and to improve existing product lines to meet our customers' diverse and changing needs. However, our development of new products and improvements to existing products may not be successful, due to our failure to complete the development of a new product or product improvement; or our failure to sell our new product or improved product because, among other things, the product is too expensive, is defective in design, manufacture or performance, is inferior to similar products on the market, or has been superceded by a superior product or technology. Furthermore, new products require increased sales and marketing, customer support, and administrative functions to support anticipated increased levels of operations. We may not be successful in creating this infrastructure, and we may not realize a sufficient increase in gross profit to offset the expenses resulting from this expanded infrastructure.

Our Success Depends to a Significant Degree Upon the Protection of Our Proprietary Technology

The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our intellectual property.

Claims by Other Companies that We Infringe Their Copyrights or Patents Could Adversely Affect Our Financial Condition

If any of our products violate third-party proprietary rights, we may be required to reengineer our products or seek to obtain licenses from third parties to continue to offer our products. Any efforts to reengineer our products or obtain licenses on commercially reasonable terms may not be successful, and, in any case, would substantially increase our costs and have a material adverse effect on our business, operating results and financial condition. We do not generally conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

Although we are generally indemnified against claims that third-party technology that we license infringes the proprietary rights of others, this indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded) and in some cases the scope of such indemnification is limited. Even if we receive broad indemnification, third-party indemnitors are not always well capitalized and may not be able to indemnify us in the event of infringement, resulting in substantial exposure to us. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology in our products, and claims for indemnification from our customers resulting from these claims, will not be asserted or prosecuted against us. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect our business, operating results and financial condition.

In addition, any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from their business. A party making a claim also could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Our Future Success Depends to a Significant Degree on the Skills, Experience, and Efforts of the Company's CEO, Martin Kits Van Heyningen, and our Senior Executives

The loss of the services of Mr. Kits van Heyningen could have a material adverse effect on our business, operating results and financial condition. We also depend on the ability of our executive officers and other members of senior management to work effectively as a team. We do not have employment agreements with any of our executive officers.

General Economic Conditions and Current Economic and Political Uncertainty Could Adversely Affect the Company
The Company's operating performance depends significantly on general economic conditions. Demand for some of the Company's consumer-oriented products displayed slower-than-anticipated growth as a result of worsening global economic conditions. Continued uncertainty about future economic conditions has also made it increasingly difficult to forecast future operating results. Should global and regional economic conditions fail to improve or continue to deteriorate, demand for the Company's products could be adversely affected, as could the financial health of its suppliers, distributors, and resellers. Demand for our products can also be affected by stock market weakness. This is especially true for sales to the marine market.

ITEM 7a. Quantitative and Qualitative Disclosure About Market Risk

Not applicable.

ITEM 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements and supplementary data, together with the report of KPMG LLP, independent auditors, are included in Part IV of this Report on Form 10-K.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

Information in the Proxy Statement under the captions "Board of Directors," "Executive Compensation" and compliance with Section 16(a) reporting is incorporated by reference.

ITEM 11. Executive Compensation

Information in the Proxy Statement under the caption "Executive Compensation" is incorporated by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

Information in the Proxy Statement under the captions "Stock Ownership Information" and "Directors' and Officers' Compensation" is incorporated by reference.

ITEM 13. Certain Relationships and Related Transactions

None.

ITEM 14. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Our disclosure controls and procedures are the controls and other procedures that we designed to ensure that we record, process, summarize and report in a timely manner the information we must disclose in reports that we file with or submit to the SEC. Our disclosure controls and procedures include our internal controls. Based upon that evaluation, the Chief

Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

Changes in Internal Controls
Since the Evaluation Date, there have been no significant changes in our internal accounting controls or in other factors that could significantly affect these controls.

PART IV

ITEM 15. Exhibits, Financial Statement Schedule, and Reports on Form 8-K

(a) Documents filed as part of this report: Page

1. Financial Statements

2. Financial Statement Schedule. See "Schedule II – Valuation and Qualifying Accounts" and "Independent Auditors Report" included on pages 43 and 44. All other schedules have been omitted since the information is not required, or because the information required is included in the consolidated financial statements or notes.

3. Our Chief Executive and Chief Financial Officers have furnished to the Securities and Exchange Commission the certification with respect to this Report that is required by Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K:

None

(c)

Exhibit Number	Description	Note
3.1	Restated Certificate of Incorporation of the Company	(1)
3.2	Amended and Restated By-laws of the Company	
10.01	1986 Executive Incentive Stock Option Plan	(1)
10.02	Amended and Restated 1995 Incentive Stock Option Plan of the Company	(1)
10.03	1996 Employee Stock Purchase Plan	(1)
10.04	Registration Rights Agreement dated May 20, 1986, by and among the Company and certain stockholders of the Company	(1)
10.05	Amendment to Registration Rights Agreement dated January 25, 1988, by and among the Company, Fleet Venture Resources, Inc., and Fleet Venture Partners I and certain stockholders of the Company	(1)
10.06	Amendment to Registration Rights Agreement dated October 25, 1988, by and among the Company and certain stockholders of the Company	(1)
10.07	Amendment to Registration Rights Agreement dated July 21, 1989, by and among the Company and certain stockholders of the Company	(1)
10.08	Third Amendment to Registration Rights Agreement dated November 3, 1989, by and among the Company and certain stockholders of the Company	(1)
10.09	Technology License Agreement dated December 22, 1992, between the Company and Etak, Inc.	(1)
10.10	Agreement regarding Technology Affiliates Program between Jet Propulsion Laboratory and the Company	(1)

(c) Exhibit Number	Description	Note
10.11	Purchase and Sale Agreement dated March 18, 1996, 50 Enterprise Center, Middletown, Rhode Island between the Company and SKW Real Estate Limited Partnership	(2)
10.12	Loan and Security Agreement dated March 27, 2000, between the Company and Fleet Capital Corporation	(4)
10.13	Common Stock Purchase Agreement between KVH Industries, Inc., and Special Situations Fund, III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P. dated March 30, 2001	(6)
10.14	Common Stock Purchase Agreement between KVH Industries, Inc. and the State of Wisconsin Investment Board pursuant to a Common Stock Purchase Agreement dated April 16, 2001	(6)
10.15	Common Stock Purchase Agreement between KVH Industries, Inc. and the Massachusetts Mutual Life Insurance Company dated May 25, 2001	(6)
10.16	Open End Mortgage, and Security Agreement	(5)
10.17	Tinley Park, Illinois, Lease	(5)
10.18	Private Placement Share Purchase Agreement	(3)
10.19	1996 Incentive & Non-qualified Stock Option Plan	(1)
21.1	List of Subsidiaries of the Company	(1)
23.1	Consent of KPMG LLP	

(1) Incorporated by Reference to Exhibit Index on Form S-1 filed with the Securities and Exchange Commission dated March 28, 1996, Registration No. 333-01258.
(2) Filed by paper with the Securities and Exchange Commission.
(3) Incorporated by reference to Exhibit 10.39 on Form 8-K filed with the Securities and Exchange Commission dated January 5, 2001.
(4) Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.
(5) Incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
(6) Incorporated by reference to Exhibits 10.39 through 10.42 to the Company's Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 19, 2001 and June 11, 2001.

CERTIFICATIONS

Certification of Chief Executive Officer
Pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Martin A. Kits van Heyningen, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of KVH Industries, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omission of material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ Martin A. Kits van Heyningen
Martin A. Kits van Heyningen
Chief Executive Officer

Certification of Chief Financial Officer
Pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Patrick J. Spratt, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of KVH Industries, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omission of material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ Patrick J. Spratt
Patrick J. Spratt
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KVH Industries, Inc.
Date: March 14, 2003

By: /s/ Martin A. Kits van Heyningen
Martin A. Kits van Heyningen
President & CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Martin A. Kits van Heyningen Martin A. Kits van Heyningen	President, Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2003
/s/ Patrick J. Spratt Patrick J. Spratt	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2003
/s/ Arent H. Kits van Heyningen Arent H. Kits van Heyningen	Chairman of the Board	March 14, 2003
/s/ Robert W.B. Kits van Heyningen Robert W.B. Kits van Heyningen	Director	March 14, 2003
/s/ Mark S. Ain Mark S. Ain	Director	March 14, 2003
/s/ Stanley K. Honey Stanley K. Honey	Director	March 14, 2003
/s/ Werner Trattner Werner Trattner	Director	March 14, 2003
Charles R. Trimble	Director	March 14, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
KVH Industries, Inc.:

We have audited the accompanying consolidated balance sheets of KVH Industries, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KVH Industries, Inc. and subsidiary at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Providence, Rhode Island
January 31, 2003

KVH INDUSTRIES, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2002 and 2001

Assets (note 4)	2002	2001
Current assets:		
Cash and cash equivalents	$ 7,239,255	11,240,893
Accounts receivable, less allowance for doubtful accounts of $153,090 in 2002 and $68,037 in 2001 (note 10)	9,716,292	6,026,689
Costs and estimated earnings in excess of billings on uncompleted contracts	377,058	482,486
Inventories (note 2)	3,947,207	4,124,203
Prepaid expenses and other deposits	587,647	406,866
Deferred income taxes (note 8)	616,877	637,799
Total current assets	22,484,336	22,918,936
Property and equipment, net (note 3)	7,384,888	7,431,287
Other assets, less accumulated amortization of $638,395 in 2002 and $505,812 in 2001	441,225	573,849
Deferred income taxes (note 8)	2,238,430	2,238,430
Total assets	$ 32,548,879	33,162,502

Liabilities and Stockholders' Equity	2002	2001
Current liabilities:		
Bank line of credit (note 4)	$ —	—
Current portion of long-term debt (note 4)	93,262	86,974
Accounts payable	2,321,104	2,084,507
Accrued expenses (note 6)	2,007,470	1,143,790
Customer deposits	91,665	903,853
Total current liabilities	4,513,501	4,219,124
Long-term debt excluding current portion (note 4)	2,603,885	2,697,147
Total liabilities	7,117,386	6,916,271
Stockholders' equity (notes 7 and 13):		
Preferred stock, $0.01 par value. Authorized 1,000,000 shares; none issued.	—	—
Common stock, $.01 par value. Authorized 20,000,000 shares; issued 11,149,768 shares in 2002 and 10,961,191 shares in 2001	111,498	109,612
Additional paid-in capital	35,134,093	34,478,002
Accumulated deficit	(9,818,025)	(8,341,383)
Accumulated other comprehensive income (note 14)	3,927	—
Total stockholders' equity	25,431,493	26,246,231
Commitments (notes 5, 9 and 15)		
Total liabilities and stockholders' equity	$ 32,548,879	33,162,502

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

Consolidated Statements of Operations
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net sales (note 10)	$ 47,694,483	32,707,123	29,953,727
Cost of goods sold	26,504,831	20,255,238	18,620,438
Gross profit	21,189,652	12,451,885	11,333,289
Operating expenses:			
Research and development	8,854,946	7,885,374	3,902,154
Sales and marketing	9,950,784	8,411,910	6,322,181
General and administrative	3,593,827	2,514,178	2,220,471
Operating loss	(1,209,905)	(6,359,577)	(1,111,517)
Other income (expense):			
Interest income	101,011	364,212	54,056
Interest expense	(219,707)	(224,039)	(246,493)
Other expense	(61,941)	(41,989)	(196,803)
Loss before income tax expense (benefit)	(1,390,542)	(6,261,393)	(1,500,757)
Income tax expense (benefit) (note 8)	86,100	—	(559,637)
Net loss	$ (1,476,642)	(6,261,393)	(941,120)
Per share information (notes 7 and 12):			
Net loss per common share – basic	$ (0.13)	(0.61)	(0.12)
Net loss per common share – diluted	$ (0.13)	(0.61)	(0.12)
Weighted average number of shares outstanding:			
Basic	11,039,676	10,217,305	7,628,166
Diluted	11,039,676	10,217,305	7,628,166

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2002, 2001 and 2000

		Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders' Equity
Balances at December 31, 1999	$	—	72,969	15,567,880	(1,138,870)	—	14,501,979
Net loss		—	—	—	(941,120)	—	(941,120)
Sale of common stock (notes 7 and 13)		—	8,000	4,316,608	—	—	4,324,608
Common stock issued under benefit plan		—	490	163,157	—	—	163,647
Issuance of warrants (notes 7 and 13)		—	—	173,688	—	—	173,688
Exercise of stock options		—	4,732	965,126	—	—	969,858
Balances at December 31, 2000		—	86,191	21,186,459	(2,079,990)	—	19,192,660
Net loss		—	—	—	(6,261,393)	—	(6,261,393)
Sale of common stock (notes 7 and 13)		—	22,138	12,211,539	—	—	12,233,677
Common stock issued under benefit plan		—	347	173,170	—	—	173,517
Issuance of warrants (notes 7 and 13)		—	—	777,770	—	—	777,770
Exercise of stock options		—	936	129,064	—	—	130,000
Balances at December 31, 2001		—	109,612	34,478,002	(8,341,383)	—	26,246,231
Net loss		—	—	—	(1,476,642)	—	(1,476,642)
Common stock issued under benefit plan		—	299	167,353	—	—	167,652
Exercise of stock options		—	1,587	488,738	—	—	490,325
Unrealized gain on foreign exchange contract		—	—	—	—	3,927	3,927
Balances at December 31, 2002	$	—	111,498	35,134,093	(9,818,025)	3,927	25,431,493

See accompanying Notes to Consolidated Financial Statements.

KVH INDUSTRIES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (1,476,642)	(6,261,393)	(941,120)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,623,211	1,366,392	1,190,316
Provision for doubtful accounts	85,053	(16,126)	(17,096)
Provision for deferred income taxes	20,922	—	(928,192)
(Increase) decrease in accounts and contracts receivable	(3,774,656)	543,413	(3,174,490)
Decrease (increase) in costs and estimated earnings in excess of billings on uncompleted contracts	105,428	(63,341)	25,347
Decrease (increase) in inventories	176,996	(523,543)	71,609
Increase in prepaid expenses and other deposits	(176,854)	(60,348)	(53,725)
Increase (decrease) in accounts payable	236,597	606,309	(121,572)
Increase (decrease) in accrued expenses	868,680	(21,000)	372,704
(Decrease) increase in customer deposits	(812,188)	(291,238)	1,195,091
Net cash used in operating activities	(3,128,453)	(4,720,875)	(2,381,128)
Cash flows from investing activities:			
Capital expenditures	(1,444,188)	(2,084,680)	(410,273)
Net cash used in investing activities	(1,444,188)	(2,084,680)	(410,273)
Cash flows from financing activities:			
Repayment of mortgage note payable	(86,974)	(81,111)	(75,643)
(Repayment) borrowings against bank line of credit	—	(598,865)	598,865
Proceeds from sale of common stock	—	13,011,447	4,498,296
Stock option and benefit plan transactions	657,977	303,517	1,133,505
Net cash provided by financing activities	571,003	12,634,988	6,155,023
Net (decrease) increase in cash and cash equivalents	(4,001,638)	5,829,433	3,363,622
Cash and cash equivalents at beginning of year	11,240,893	5,411,460	2,047,838
Cash and cash equivalents at end of year	$ 7,239,255	11,240,893	5,411,460
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 219,707	224,039	246,493
Cash paid during the year for income taxes	$ —	—	—

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

KVH designs and manufactures systems and solutions for two principal markets – mobile satellite communications and defense-related navigation and guidance – using its proprietary satellite antenna and fiber optic technologies. Mobile satellite antenna markets include marine and land applications, sold worldwide through a third-party dealer/ distributor network. Our defense-related navigation and guidance products are sold through a third-party independent sales representative network to governments and OEM customers around the world.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of KVH Industries, Inc. and its wholly owned subsidiary, KVH Europe A/S ("KVH Europe"). All significant inter-company accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity, at the purchase date, of three months or less to be cash equivalents.

(d) Revenue Recognition

Revenue is recognized primarily upon product shipment, and as engineering contract services are performed under long-term contracts. In limited cases, our customer may request that we retain custody of the product until they are ready to receive it. We recognize revenue in these instances only if title to the goods has passed to the customer and the transaction meets the revenue recognition criteria as defined in SEC Staff Accounting Bulletin Number 101 "Revenue Recognition in Financial Statements".

Contract service revenues recorded under long-term engineering contracts are recognized using the percentage of completion method. Under this method, income is recognized as work progresses. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's estimate of total cost to complete the contracted work. Revisions of costs and income estimates are reflected in the periods in which the facts that require revision become known. If estimated total costs under a contract indicate a loss, the estimated amount of the loss is provided for in the period in which the loss becomes known.

(e) Inventories

Inventories are stated at the lower of cost or market using the first-in first-out costing method.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is computed on the straight-line method over the estimated useful lives of the respective assets. The principal lives, in years, used in determining the depreciation rates of various assets are: buildings and improvements, 40 years; leasehold improvements, over term of lease; machinery and equipment, 5 years; office and computer equipment, 5-7 years; and motor vehicles, 4 years.

(g) Other Assets

Other assets consist of patents and capitalized costs of workforce resulting from the Company's October 1997 acquisition. These costs are being amortized on a straight-line basis over periods ranging from 5-12 years. The Company continually reviews intangible assets to assess recoverability from estimated future results of operations and estimated future cash flows.

(h) Progress Payments

Progress payments received from customers are offset against inventories associated with the contracts for which the payments were received. Under contractual arrangements by which progress payments are received from the U.S. Government, the U.S. Government has a lien on the inventories identified with related contracts. There were no progress payments netted against inventories in either 2002 or 2001.

(i) Income Taxes

In accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes," income taxes are accounted for under the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Research and Development

Expenditures for research and development, including customer-funded research and development, are expensed in the year incurred. Revenue from customer-funded research and development is included in net sales, and the related product development costs are included in cost of goods sold. Revenues from customer-funded research and development totaled approximately $1,472,000, $1,715,000, and $1,594,000 respectively, in 2002, 2001 and 2000, and related costs included in cost of goods sold totaled approximately $1,041,000, $1,342,000 and $1,101,000 in those years, respectively.

(k) Foreign Currency Translation

The financial statements of the Company's foreign subsidiary are re-measured into the United States dollar, the functional currency for consolidation and reporting purposes. Current exchange rates are used to re-measure monetary assets and liabilities. Historical exchange rates are used for non-monetary assets and related elements of expense. Revenue and other expense elements are re-measured at rates, which approximate the rates in effect on the transaction dates. Gains and losses resulting from this re-measurement process are recognized currently in the consolidated statements of operations.

(l) Stock-based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

The Company has three stock-based employee compensation plans, which are described more fully in Note 7. The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

		2002	2001	2000
Net loss	As reported	$ (1,476,642)	(6,261,393)	(941,120)
	Pro forma	$ (2,180,049)	(7,681,148)	(1,353,836)
Net loss per common	As reported	$ (0.13)	(0.61)	(0.12)
share - diluted	Pro forma	$ (0.20)	(0.72)	(0.17)

(m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) Long-lived Assets

Long-Lived Assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

(o) Net Loss per Common Share

A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for the three years ended December 31, 2002 is as follows:

	2002	2001	2000
Weighted average shares (basic)	11,039,676	10,217,305	7,628,166
Effect of dilutive stock options	—	—	—
Weighted average shares (diluted)	11,039,676	10,217,305	7,628,166

Common share equivalents to purchase 341,715, 424,771 and 509,359 shares of common stock for the twelve-month periods ended December 31, in each of the respective years have been excluded from the fully diluted calculations of loss per share, as inclusion would be anti-dilutive.

(p) Fair Value of Financial Instruments

The carrying amounts of accounts receivable, contracts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.

(q) New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. The Company adopted the provision of SFAS No. 141 on January 1, 2001, and it did not have a material impact on the consolidated financial statements. The Company adopted SFAS No. 142 on January 1, 2002 and it did not have a material impact on the consolidated financial statements.

In August 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for the Company's fiscal year 2002. FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 applies to all entities. The Company's adoption of FAS 143 did not impact its financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on January 1, 2002 and it did not have a material impact on the consolidated financial statements.

In April 2002, the FASB issued FAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which is effective for transactions occurring after May 15, 2002. FAS 145 rescinds FAS 4 and FAS 64, which addressed the accounting for gains and losses from extinguishment of debt. FAS 44 set forth industry-specific transitional guidance that did not apply to the Company. FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. FAS 145 also makes technical corrections to certain existing pronouncements that are not substantive in nature. The Company does not expect the adoption of FAS 145 to have a significant impact on its financial condition or results of operations.

In July 2002, the FASB issued FAS 146, Accounting for Exit or Disposal Activities. FAS 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The scope of FAS 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 by the Company will impact the accounting for future exit and disposal activities.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and are not expected to have a material effect on our financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the "disclosure only" provisions of both SFAS 123 and SFAS 148.

(2) Inventories

Inventories at December 31, 2002 and 2001 consist of the following:

	2002	2001
Raw materials	$ 2,762,702	2,675,891
Work in process	108,094	4,749
Finished goods	1,076,411	1,443,563
	$ 3,947,207	4,124,203

Project inventories totaling $66,558 and $18,879, respectively, in 2002 and 2001 have been offset against related progress payments and included as a component of costs and estimated earnings in excess of billings on uncompleted contracts.

(3) Property and Equipment

Property and equipment, net, at December 31, 2002 and 2001 consist of the following:

	2002	2001
Land	$ 806,774	806,774
Building and improvements	3,429,835	3,258,864
Leasehold improvements	1,282,609	1,270,214
Machinery and equipment	5,286,597	4,660,357
Office and computer equipment	4,242,887	3,628,843
Motor vehicles	107,331	87,065
	15,156,033	13,712,117
Less accumulated depreciation	7,771,145	6,280,830
	$ 7,384,888	7,431,287

Depreciation for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $1,490,000, $1,234,000 and $1,058,000, respectively.

(4) Debt and Line of Credit

On January 11, 1999, the Company entered into a mortgage loan in the amount of $3,000,000. The note term is 10 years, with a principal amortization of 20 years at a fixed rate of interest of 7%. Land, building and improvements secure the mortgage loan. The monthly mortgage payment is $23,259, including interest and principal. Due to the difference in the term of the note and amortization of the principal, a balloon payment of $2,014,716 is due on February 1, 2009. The principal paid in 2002 totaled $86,974 and as of December 31, 2002, $2,697,147 was outstanding. The following is a summary of future principal payments under the mortgage:

Year ending December 31,	Principal Payment
2003	$ 93,262
2004	100,004
2005	107,233
2006	114,985
2007	123,297
Subsequent to 2007	2,158,366
Total outstanding at December 31, 2002	$ 2,697,147

The Company entered into a revolving loan agreement on March 27, 2000, with its bank. The loan agreement allows for a $5.0 million asset-based, three-year, revolving loan facility at an interest rate equal to the prime bank lending rate plus 1%. Any unused portion of the revolving credit facility accrues interest at an annual rate of 50 basis points.

The loan facility advances funds using an asset availability formula based upon the Company's eligible accounts receivable and inventory balances, less a fixed amount of qualified assets that may not be borrowed against. The Company may terminate the loan agreement prior to its full term, provided the Company gives 90 days notice to the bank and pays loan termination fees. The amount of borrowing available to the Company under the line of credit at December 31, 2002 was $5,000,000.

(5) Leases

The Company has certain operating leases for facilities, automobiles, and various equipment. The following is a summary of future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002:

Year ending December 31,	Operating Leases
2003	$ 442,958
2004	363,686
2005	134,024
2006	86,861
Total minimum lease payments	$ 1,027,529

Total rent expense incurred under operating leases for the years ended December 31, 2002, 2001 and 2000 amounted to, $164,953, $165,016 and $166,185, respectively.

(6) Accrued Expenses

Accrued expenses at December 31, 2002 and 2001 consist of the following:

	2002	2001
Accrued payroll, bonus and other related expenses	$ 1,117,582	789,782
Professional fees	220,891	120,743
Accrued sales commissions	323,447	70,175
Other	345,622	163,090
Total accrued expenses	$ 2,007,470	1,143,790

(7) Stockholders' Equity

(a) Employee Stock Options and Warrants

The Company has a 1986 Executive Incentive Stock Option Plan, a 1995 Incentive Stock Option Plan, and a 1996 Incentive and Non-Qualified Stock Option Plan (the "Plans").

The Company has reserved 1,477,454 shares of its common stock for issuance upon exercise of options granted or to be granted under the Plans. These options generally vest in equal annual amounts over four years beginning on the date of the grant. The Plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than 10 years after date of grant.

The per share weighted-average fair values of stock options granted during 2002, 2001 and 2000 were $2.69, $3.68 and $3.33, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.38%	3.42%	4.84%
Expected volatility	45.62%	68.46%	109.64%
Expected life (years)	3.97	2.85	1.05

At December 31, 2002, there were 151,538 warrants outstanding to purchase common stock. Outstanding warrants were made up of warrants issued in 2000 to Needham & Company (note 13) to purchase 40,000 shares of common stock at $6.25 per share and warrants issued in 2001 to Needham & Company (note 13) to purchase 111,538 shares at $6.50 per share. The warrants are exercisable through December 29, 2005 and May 25, 2006 respectively.

The changes in outstanding employee stock options for the three years ended December 31, 2002, 2001 and 2000 are as follows:

	Number of Shares	Weighted-average Exercise Price
Outstanding at December 31, 1999	1,261,368	$ 3.00
Granted	196,700	5.14
Exercised	(508,847)	1.70
Expired and canceled	(41,861)	4.31
Outstanding at December 31, 2000	907,360	$ 4.08
Granted	386,134	6.32
Exercised	(76,627)	4.11
Expired and canceled	(185,609)	6.60
Outstanding at December 31, 2001	1,031,258	$ 4.78
Granted	379,550	6.83
Exercised	(183,054)	3.80
Expired and canceled	(77,478)	5.47
Outstanding at December 31, 2002	1,150,279	$ 5.56

The following table summarizes information about employee stock options at December 31, 2002:

Range of Exercise Prices ($)	Number Outstanding 12/31/02	Average Remaining Life	Weighted Average Exercise Price ($)	Exercisable as of 12/31/02	Weighted Average Exercise Price ($)
1.06-4.13	271,129	0.99	2.89	222,434	3.02
4.38-5.90	313,575	2.81	5.47	137,596	5.25
6.25-6.88	310,775	3.75	6.53	35,459	6.84
7.00-7.45	239,150	4.04	7.34	65,350	7.19
7.50-7.58	15,650	3.83	7.54	7,500	7.50
1.06-7.58	1,150,279	2.90	5.56	468,229	4.62

At December 31, 2002, 2001 and 2000 the number of options exercisable was 468,229, 424,771 and 509,359, respectively, and the weighted average exercise price of those options was $4.62, $4.09 and $4.33, respectively.

(b) Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "ESPP") covers substantially all the Company's employees in the United States and Denmark. The ESPP allows eligible employees the right to purchase common stock on a semi-annual basis at 85% of the market price. During 2002 and 2001, 29,854 and 34,720 shares, respectively, were issued under this plan. As of December 31, 2002, 104,480 shares were reserved for future issuance under the plan.

(8) Income Taxes

Total income tax expense (benefit) for the year ended December 31, 2002 was allocated as follows:

Income (loss) from continuing operations	$ 86,100
Stockholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes and from the change in comprehensive income, after valuation allowance	—
	$ 86,100

Income tax (benefit) expense for the years ended December 31, 2002, 2001 and 2000 attributable to income (loss) from continuing operations is presented below.

		Current	Deferred	Total
2002				
	Federal	$ 65,178	—	65,178
	State	—	—	—
	Foreign	—	20,922	20,922
		$ 65,178	20,922	86,100
2001				
	Federal	$ —	—	—
	State	—	—	—
	Foreign	—	—	—
		$ —	—	—
2000				
	Federal	$ —	(287,641)	(287,641)
	State	—	(189,535)	(189,535)
	Foreign	—	(82,461)	(82,461)
		$ —	(559,637)	(559,637)

The income tax benefits derived from non-qualified and disqualified dispositions of employee stock options amounting to $176,869, $108,056 and $368,555 in 2002, 2001 and 2000, respectively, were not included in the Statement of Operations. The tax benefits of $176,869 and $108,056 generated for the years ended December 31, 2002 and 2001 have been reserved with a valuation allowance. The tax benefit of $368,555 for the year ended December 31, 2000 was recorded through additional paid-in capital.

The actual tax expense (benefit) differs from the "expected" income tax expense (benefit) computed by applying the United States Federal corporate income tax rate of 34% to income (loss) before taxes as follows:

	2002	2001	2000
Computed "expected" tax (benefit) expense	$ (472,784)	(2,128,874)	(510,257)
Increase (decrease) in income taxes resulting from:			
State income tax benefit, before valuation allowance, net of Federal benefit	(19,796)	(323,870)	(125,093)
Non-deductible expenses	16,939	16,831	30,762
Foreign tax rate and regulation differential	(2,770)	(15,063)	6,309
Movement in prior year deferred tax items and carry backs	16,950	(151,709)	—
Revaluation of tax credits	—	—	38,911
Change in valuation allowance (federal and state)	547,561	2,602,685	(269)
Net income tax expense (benefit)	$ 86,100	—	(559,637)

The components of results of operations before income taxes, determined by tax jurisdiction, are as follows:

	2002	2001	2000
United States	$ (1,460,224)	(6,305,695)	(1,225,887)
Denmark	69,682	44,302	(274,870)
Total	$ (1,390,542)	(6,261,393)	(1,500,757)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Accounts receivable, due to allowance for doubtful accounts	$ 53,194	28,312
Inventories, due to valuation reserve	108,430	43,666
Inventories, due to differences in costing for tax purposes	2,795	2,806
Inventories, due to unrealized gain	34,317	39,804
Operating loss carry forwards	5,764,150	5,068,892
Intangibles, due to differences in amortization	105,550	42,170
Research and alternative minimum tax credit carry forwards	328,712	441,728
State tax credit carry forwards	69,005	58,696
Accrued warranty costs	41,467	21,141
Accrued vacation	23,784	39,668
Accrued legal	32,982	—
Gross deferred tax assets	6,564,386	5,786,883
Affiliated foreign subsidiary's operating loss carry forwards	176,513	197,435
Less valuation allowance	(3,435,171)	(2,710,741)
Net deferred tax assets	3,305,728	3,273,577
Deferred tax liability:		
Property and equipment, due to differences in depreciation	(450,421)	(397,348)
Net deferred tax asset	$ 2,855,307	2,876,229

At December 31, 2002, the Company had federal net operating loss carry forwards available to offset future taxable income of approximately $13,981,000. The Company also had state net operating loss carry forwards available to offset future state taxable income of approximately $7,914,000. These net operating loss carry forwards generated in years 1999, 2000, 2001 and 2002 expire in years 2019, 2020, 2021 and 2022, respectively. Furthermore, the Company had foreign operating loss carry forwards to offset future taxable income of approximately $467,000. These foreign net operating loss carry forwards generated in 1999 and 2000 expire in years 2004 and 2005, respectively.

At December 31, 2002, the Company had federal tax credit carry forwards available to reduce future tax expense of approximately $328,000. Research and development tax credit carry forwards in the amounts of $31,000 $91,000, $99,000 and $96,000 relating to 1998, 1997, 1996 and pre-1996 expire in 2018, 2012, 2011 and 2003, respectively. Alternative Minimum Tax credits of $11,000 from 1995 have no expiration date. At December 31, 2002, the Company also had state tax credit carry forwards available to reduce future state tax expense of approximately $69,000. State investment tax credit carry forwards in the amounts of $8,500, $36,000, $5,500 and $19,000 from 1998, 1999, 2000 and 2001 expire in 2005, 2006, 2007 and 2008, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has recorded a valuation allowance against its deferred tax assets because management believes that, after considering all of the available objective evidence, including available tax planning strategies, historical and prospective, with greater weight given to historical evidence, it is more likely than not that a portion of the asset will not be realized.

The total valuation allowance for deferred tax assets as of December 31, 2002 was $3,435,171 of which $3,150,246 was charged against income tax expense while $284,925 was charged against stockholder's equity directly against current year compensation expense credited to stockholder's equity. The total valuation allowance increased by $724,430 from December 31, 2001, as a result of an increase of temporary differences for certain carry forward items, including originating 2002 net operating losses.

(9) 401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan (the "Plan") for all eligible employees. All employees who have attained age 21 are eligible to participate. Participants can contribute up to 15% of total compensation, subject to the annual IRS dollar limitation. Company contributions to the Plan are discretionary. Company contributions vest over a four-year period from the date of enrollment in the Plan. The Company has not made a contribution to the Plan since its inception.

(10) Business and Credit Concentrations

Significant portions of the Company's revenues are also derived from customers outside the United States. Revenues from foreign customers accounted for 19%, 15% and 16% of total revenues in fiscal 2002, 2001 and 2000, respectively.

The Company also derives a substantial portion of its revenues from the armed forces of the United States and foreign governments. Approximately 32%, 22% and 28% of the Company's revenues were derived from United States and foreign military and defense-related sources in fiscal 2002, 2001 and 2000, respectively.

Sales to the United States Army Tank and Automotive Command accounted for approximately 11%, 6% and 9% of net sales in 2002, 2001 and 2000, respectively. Sales to General Motors Corporation of Canada accounted for approximately 7%, 3% and 6% of the Company's net sales in 2002, 2001 and 2000 respectively.

(11) Segment Reporting

Under SFAS 131, the Company's operations are classified into one reportable segment. The Company designs, manufactures and markets sensor systems for a wide variety of applications under common management, which oversees the Company's marketing, production and technology strategies.

(a) Products and Services

The Company's sensor systems are primarily marketed in the communication and navigation industries. Revenues attributed to each of these industries is as follows:

	2002	2001	2000
Defense Navigation, FOG, Legacy Marine and OEM	$ 21,801,330	15,008,381	13,578,708
Communication	25,893,153	17,698,742	16,375,019
	$ 47,694,483	32,707,123	29,953,727

(b) Geographic Information

The Company's operations are located in the United States and Europe, and substantially all long-lived assets reside in the United States. Inter-region sales are not significant to total revenue of any geographic region. Revenues in geographic regions for each of the three-year periods ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
United States	$ 43,622,807	28,536,566	25,475,031
Europe	4,071,676	4,170,557	4,478,696
	$ 47,694,483	32,707,123	29,953,727

United States revenues include export sales to unaffiliated customers, located primarily in Europe and Canada, that totaled $8,923,205, $5,028,440 and $4,914,381, respectively, in 2002, 2001 and 2000.

(12) Selected Quarterly Financial Results (Unaudited)

Financial information for interim periods was as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	$ 9,641,513	12,641,244	12,435,313	12,976,413
Gross profit	4,284,106	5,319,935	5,598,127	5,987,484
Net (loss) income	(1,146,370)	(812,137)	149,943	331,922
(Loss) income per share (a):				
Basic	$ (0.10)	(0.07)	0.01	0.03
Diluted	$ (0.10)	(0.07)	0.01	0.03
2001				
Net sales	$ 8,132,671	7,829,217	7,939,402	8,805,833
Gross profit	3,123,498	2,821,944	2,812,683	3,693,760
Net loss	(1,537,365)	(1,993,896)	(1,567,244)	(1,162,887)
Loss per share (a):				
Basic	$ (0.18)	(0.19)	(0.14)	(0.11)
Diluted	$ (0.18)	(0.19)	(0.14)	(0.11)
2000				
Net sales	$ 5,696,515	7,951,254	7,461,492	8,844,466
Gross profit	1,878,239	2,900,220	3,007,356	3,547,474
Net (loss) income	(866,247)	(169,642)	18,238	76,531
(Loss) income per share (a):				
Basic	$ (0.12)	(0.02)	0.00	0.01
Diluted	$ (0.12)	(0.02)	0.00	0.01

(a) Income (loss) per share is computed independently for each of the quarters. Therefore, the income (loss) per share for the four quarters may not equal the annual income (loss) per share data.

(13) Private Placements

On December 29, 2000, the Company sold 800,000 shares of its Common Stock to the State of Wisconsin Investment Board for the sum of approximately $4.5 million dollars, net of investment offering costs. The shares sold at $6.25 per share, a premium of $0.75 to the market.

On April 2, 2001 and April 17, 2001, the Company sold an aggregate of 1,230,770 shares of its common stock, at a purchase price of $6.50 per share, to Special Situations Fund III, LP, Special Situations Cayman Fund, LP, Special Situations Private Equity Fund, LP, and Special Situations Technology Fund, LP, pursuant to a Common Stock Purchase Agreement dated March 30, 2001. The April 2 shares were sold at a $0.81 per share discount, while the shares issued on April 17, sold at a $0.11 premium to market.

On April 17, 2001, the Company sold an aggregate of 307,692 shares of its common stock, at a purchase price of $6.50 per share, to the State of Wisconsin Investment Board, pursuant to a Common Stock Purchase Agreement dated April 16, 2001. The shares sold at a $0.11 premium to market.

On May 1, 2001, the Company sold 76,923 shares of its common stock, at a purchase price of $6.50 per share, to Mr. Austin Marxe. The shares sold at a $0.35 discount to market.

The Company concluded its private financing on May 25, 2001, with the issuance and sale of 615,384 shares of its common stock, at a purchase price of $6.50 per share, to the Massachusetts Mutual Life Insurance Company. The shares sold at a $1.46 discount to market.

In total, the Company realized net proceeds of $17.5 million, to fund advanced research in photonics and mobile satellite communications and operations. The investment banking fee-included issuance of 151,538 warrants to purchase common shares at the purchase price of each private placement.

(14) Derivative Instruments

A portion of the Company's forecasted inventory purchases are exposed to foreign currency risk. The Company monitors its foreign currency exposures on an ongoing basis to maximize the overall effectiveness of its foreign currency hedge positions. During the second half of 2002, the Company used foreign currency forward contracts as a means of hedging exposure to foreign currency risks. The Company's foreign currency contracts have been designated and qualify as cash flow hedges under the criteria of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) as amended by Statement No. 137 and 138. FAS 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income until transacted, while the ineffective portion of the derivative's change in fair value be recognized immediately in earnings.

The Company's cash flow hedges of the forecasted inventory purchases are held for non-trading purposes. At December 31, 2002, the Company entered into monthly contracts maturing from January to February 2003, purchasing a total of 322,000 Euros over that period, at pre-established rates. The fair value of foreign currency contracts, used for hedging purposes, was $11,591, based upon a quotation from a currency broker. The net gain on these contracts, recorded in other comprehensive income during the quarter ended December 31, 2002, was $3,927. The Company expects to transfer the remaining balance of the gain into the statement of operations in 2003, the period over which the inventory should be sold.

(15) Legal Matters

On June 20, 2002 Agility Robotics, Inc. ("Agility") informed us that it had filed a complaint against us in the United States District Court for the District of Minnesota alleging that certain of our products infringe three United States patents held by Agility. On October 18, 2002 Agility served the Company, asserting their patent infringement claim against KVH. Agility has contacted us regarding the possibility of licensing the technology that is subject to the complaint. We have responded by seeking additional information from Agility. We intend to defend ourselves vigorously against the Agility complaint.

In the ordinary course of business, we are party to legal proceedings and claims. In addition, from time to time, the Company has contractual disagreements with certain customers concerning the Company's products and services, which do not have a material effect on operations or capital resources.

Schedule II

KVH INDUSTRIES, INC.

Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions Charged to Cost or Expense	Deductions from Reserve	Balance at End of Year
Deducted from accounts receivable for doubtful accounts (dollar amounts in thousands).				
2002	$ 68	129	(44)	153
2001	$ 84	25	(41)	68
2000	$ 101	18	(35)	84

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
KVH Industries, Inc.:

Under the date of January 31, 2003, we reported on the consolidated balance sheets of KVH Industries, Inc., and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, as contained in the annual report on Form 10-K for the year 2002. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule of Valuation and Qualifying Accounts in the Annual Report on Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Providence, Rhode Island
January 31, 2003

Exhibit 23.1

ACCOUNTANTS' CONSENT

The Board of Directors
KVH Industries, Inc.:

We consent to incorporation by reference in the Registration Statement Nos. 333-08491 and 333-67556 on Form S-8 and Nos. 333-63098, 333-62064, 333-60026 and 333-55300 on Form S-3, of our reports dated January 31, 2003, relating to the consolidated balance sheets of KVH Industries, Inc., and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows and related schedule for each of the years in the three-year period ended December 31, 2002, which reports on the consolidated financial statements and on the related schedule are included in the Annual Report on Form 10-K of KVH Industries, Inc., for the year ended December 31, 2002.

/s/ KPMG LLP

Providence, Rhode Island
March 20, 2003



KVH Industries, Inc.

Notice of Annual Meeting of Stockholders

to be held on May 28, 2003

and

Proxy Statement

IMPORTANT
Please mark, sign, and date your proxy and promptly return it in the enclosed envelope or vote your proxy over the Internet or by telephone.



KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

April 28, 2003

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of KVH Industries, Inc. Our meeting will be held at the offices of Foley Hoag LLP, World Trade Center West, 155 Seaport Boulevard, 13th Floor, Boston, Massachusetts, 02210, on Wednesday, May 28, 2003, beginning at 11:00 a.m. local time.

At this year's Annual Meeting, stockholders will be asked to elect two directors; to vote to approve the KVH Industries, Inc., 2003 Incentive and Non-qualified Stock Option Plan, under which an aggregate of 1,000,000 shares of our common stock will be made available for option grants; and to vote upon any other matters appropriate to the meeting. Additional information about the Annual Meeting is given in the attached Notice of Annual Meeting and Proxy Statement.

Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone, or by mailing a completed proxy card. Voting your proxy will ensure your representation at the Annual Meeting.

I urge you to carefully review the proxy materials and to vote for the proposals as described in the proxy statement.

Thank you for your cooperation, continued support, and interest in KVH Industries, Inc. I hope to see you at the Annual Meeting.

Sincerely,

Martin Kits van Heyningen
President & Chief Executive Officer

KVH Industries, Inc.

Notice of Annual Meeting of Stockholders to be held May 28, 2003

The 2003 Annual Meeting of Stockholders of KVH Industries, Inc., will be held on Wednesday, May 28, 2003 at 11:00 a.m. at the offices of Foley Hoag LLP, World Trade Center West, 155 Seaport Boulevard, 13th Floor, Boston, Massachusetts, 02210, to conduct the following items of business:

1. To elect two directors to serve for a three-year term or until their successors have been elected;

2. To vote to approve the KVH Industries, Inc., 2003 Incentive and Non-qualified Stock Option Plan, under which an aggregate of 1,000,000 shares of our common stock will be made available for option grants; and

3. To transact any other business appropriate to the meeting.

Stockholders, who owned shares of our stock at the close of business on Monday, March 31, 2003, are entitled to attend and vote at the meeting. A list of stockholders entitled to vote at the annual meeting will be available at our headquarters in Middletown, Rhode Island, during normal business hours for 10 days prior to the annual meeting. A stockholder may examine the list for any legally valid purpose related to the meeting.

Whether or not you plan to attend the meeting, please complete, date, sign and return the enclosed proxy card in the accompanying reply envelope as promptly as possible. To make your voting experience easier, KVH has made arrangements with its transfer agent to allow you to vote your proxy over the Internet or by telephone. Should you choose to vote either by the Internet or by telephone, you are not required to complete and mail the enclosed proxy card. For specific instructions, please refer to the information provided with your proxy card.

By Order of the Board of Directors,

Robert W.B. Kits van Heyningen
Secretary

Middletown, Rhode Island
April 28, 2003

PROXY STATEMENT
Table of Contents

PROXY STATEMENT
General Information

The enclosed proxy is solicited on behalf of the Board of Directors of KVH Industries, Inc., a Delaware corporation, with its principal executive offices at 50 Enterprise Center, Middletown, Rhode Island 02842. This proxy is for use at KVH's 2003 Annual Meeting of Stockholders to be held at 11:00 a.m. on Wednesday, May 28, 2003, at the offices of Foley Hoag LLP, World Trade Center West, 155 Seaport Boulevard, 13th Floor, Boston, Massachusetts, 02210. Our proxy statement contains important information regarding KVH Industries, Inc.'s 2003 Annual Meeting of Stockholders, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

A number of abbreviations are used in this proxy statement. We refer to KVH Industries, Inc., as "KVH." The term "proxy materials" includes this proxy statement, the enclosed proxy card, and our 2002 Annual Report on Form 10-K. KVH's 2003 Annual Meeting of Stockholders is referred to as "the meeting."

The Board of Directors of KVH is mailing this proxy statement on or about April 28, 2003, to all KVH stockholders as of the record date, March 31, 2003. Stockholders who owned KVH's common stock at the close of business on March 31, 2003, are entitled to attend and vote at the meeting. On the record date, there were 11,281,230 shares of KVH's common stock issued and outstanding, and entitled to the same number of votes.

Voting Procedures
As a stockholder of KVH, you have a right to vote on certain business matters affecting KVH. The proposals that will be presented at the meeting and upon which you are being asked to vote are discussed in the following sections entitled "Proposals." Each share of KVH's common stock you own entitles you to one vote. You may vote by mail, by telephone, over the Internet, or in person at the meeting.

Methods of Voting
Your shares will be voted in accordance with the instructions you indicate. If you return a proxy card but do not indicate your voting instructions, your shares will be voted for the proposals as presented in the proxy statement and at the discretion of the proxies (as defined below) as to all other matters that may properly come before the meeting.

Voting by Mail
By signing and returning the proxy card in the enclosed prepaid and addressed envelope, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. If you received more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting by Telephone
To vote by telephone, please follow the instructions included on your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

Voting on the Internet
To vote on the Internet, please follow the instructions included on your proxy card. If you vote on the Internet, you do not need to complete and mail your proxy card.

Voting in Person at the Meeting
If you plan to attend the meeting and vote in person, we will provide you with a ballot at the meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the meeting.

If your shares are held in the name of your broker or other nominee, you are considered the beneficial owner of shares held in street name. If you wish to vote at the meeting, you will need to bring with you to the meeting a legal proxy from your broker or other nominee authorizing you to vote your shares.

If you own shares under the Employee Stock Purchase Plan and do not vote, your shares will be voted in accordance with normal brokerage industry practices, as described in this proxy statement under the section "Broker Non-Votes."

Revoking Your Proxy

You may revoke your proxy at any time before it is voted at the meeting. In order to do this, you must either:

- sign and return another proxy at a later date;
- provide written notice of the revocation of your proxy to KVH's Secretary; or
- attend the meeting and vote in person.

Quorum Requirement

A quorum, which is a majority of the outstanding shares entitled to vote as of the record date, March 31, 2003, must be present in order to hold the meeting and to conduct business. Shares are counted as being present at the meeting if you appear in person at the meeting or if you vote your shares on the Internet, by telephone, or by submitting a properly executed proxy card. If any broker non-votes (as described below) are present at the meeting, they will be counted as present for the purpose of determining a quorum.

Votes Required to Pass the Proposals

The vote required and the method of calculation for the proposals to be considered at the meeting are as follows.

- **Proposal I-Election of Directors**: The two nominees receiving the highest number of votes, in person or by proxy, will be elected as directors.
- **Proposals II-Approval of the 2003 Option Plan**: The approval of our 2003 Option Plan will require the affirmative vote of a majority of the issued and outstanding shares entitled to vote as of the record date and present at the meeting.

You may vote "for" the proposals, you may vote "against" the proposals, or you may "withhold" your vote with respect to one or more of the proposals. If you return a proxy card that withholds your vote from the proposals, your shares will be counted as present for the purpose of determining a quorum but will not be counted in the vote on the proposals.

Broker Non-Votes

If your shares are held in the name of a broker and you do not return a proxy card, brokerage firms have authority to vote your non-voted shares (known as "broker non-votes") on certain routine matters. The proposal to elect two directors should be treated as routine. Consequently, if you do not provide a proxy to vote your shares, your brokerage firm may elect to vote or not vote your shares for you. The proposal to approve the 2003 Option Plan will not be considered a routine matter. Therefore, if you do not provide a proxy to vote your shares, your brokerage firm will not be able to vote your shares for you. Abstentions as to these proposals will count as being present and represented at the Annual Meeting and entitled to vote, and will be included in calculating the number of votes cast on this proposal (and thus will have the effect of "no" votes). Broker non-votes will not be included in calculating the number of votes cast on this proposal. To the extent your brokerage firm votes shares on your behalf, your shares will be counted as present for the purpose of determining a quorum.

Voting Confidentiality

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. Information will not be disclosed except as required by law.

Voting Results

Final voting results will be announced at the meeting and will be published in KVH's Quarterly Report on Form 10-Q for the second quarter of fiscal 2003, which will be filed with the Securities and Exchange Commission on or before August 14, 2003. After the report is filed, you may obtain a copy by:

- visiting our web site at www.kvh.com;
- contacting our investor relations department at 401-847-3327; or
- viewing our Quarterly Report on Form 10-Q for the second quarter on the SEC's web site at www.sec.gov.

Solicitation

The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by the Company. Copies of solicitation materials will be furnished to brokerage houses, nominees, fiduciaries, and custodians to forward to beneficial owners of Common Stock held in their names. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of stock for their reasonable expenses in forwarding solicitation materials to such beneficial owners. In addition to original solicitation of proxies by mail, the Company's directors, officers, and other employees may, without additional compensation, solicit proxies by telephone, facsimile, electronic communication and personal interviews.

Proposal I: Election of Directors. The Board has nominated Mark S. Ain and Stanley K. Honey who currently serve as Class I Directors, for reelection as Class I Directors at the meeting, each to serve until our annual meeting of stockholders in 2006 or special meeting in lieu thereof, and until a successor is duly elected and qualified.

Our Board of Directors consists of seven members, four non-employee directors and three employee directors. The Board is divided into three classes, with two directors in Class I, two in Class II and three in Class III. Directors serve three-year terms, or until a qualified successor is elected. Each year at the Company's annual meeting the terms of directors in one of the three classes expire. Our By-laws provide that the number of directors may vary from two to seven with increases or decreases determined by the stockholders or directors.

Mark S. Ain and Stanley K. Honey have agreed to serve as Class I Directors if elected, and we have no reason to believe that they will be unable to serve. In the event that any is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for such other nominee as is then designated by the Board.

Mark S. Ain has been a director of the Company since 1997 and is the chairman of the Compensation Committee and a member of the Audit Committee. He is the founder, chief executive officer, and chairman of the Board of Directors of Kronos Incorporated since its organization in 1977. Mr. Ain is also on the Board of Directors for the Park Electrochemical Corporation, LTX Corporation, and the Walker School. He received a BS from the Massachusetts Institute of Technology and an MBA from the University of Rochester.

Stanley K. Honey has been a director of the Company since 1997 and is a member of the Audit Committee. He is the president of Sportvision Systems, LLC. Since November 1997, when Mr. Honey co-founded Sportvision Systems, he has also held the positions of executive vice president and chief technology officer. From 1993 to 1997, Mr. Honey was executive vice president, technology, for the New Technology Group of News Corporation. From 1989 to 1993 Mr. Honey was president and chief executive officer of ETAK, Inc., a wholly owned subsidiary of News Corporation. Mr. Honey founded ETAK in 1983 and was its executive vice president, Engineering, until News Corporation acquired it in 1989. Mr. Honey received a BS from Yale University and an MS from Stanford University.

The Board recommends that you vote FOR the election of Messrs. Mark S. Ain and Stanley K. Honey as Class I directors.

Proposal II: Approval of the KVH Industries, Inc., 2003 Incentive and Non-qualified Stock Option Plan. Approval of the KVH Industries, Inc., 2003 Incentive and Non-qualified Stock Option Plan, Under Which an Aggregate of 1,000,000 Shares of Our Common Stock Will be Made Available for Option Grants.

As of March 31, 2003, 161,183 shares of Common Stock remained available for issuance under the 1996 Incentive and Non-qualified Stock Option Plan. Consequently, on April 11, 2003, the Board adopted, subject to stockholder approval, the 2003 Option Plan. Up to 1,000,000 shares of Common Stock (subject to adjustment in the event of stock splits, stock dividends, and other similar events) may be issued pursuant to stock options granted under the 2003 Option Plan.

Our Board of Directors believes that stock options are an important incentive to attract and retain skilled employees and that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining, and motivating these key personnel. Accordingly, the Board believes adoption of the 2003 Option Plan is in the best interest of the Company and recommends a vote for this proposal.

Summary of the 2003 Option Plan

The following summary of the 2003 Option Plan is qualified in its entirety by reference to the 2003 Option Plan, a copy of which is attached as Exhibit B to this Proxy Statement.

The 2003 Option Plan authorizes (i) the grant of options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options"), as defined in Section 422 of the Code, and (ii) the grant of stock options not intended to qualify as incentive stock options ("Non-qualified Options"). The exercise price of Incentive Options granted under the 2003 Option Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of Incentive Options granted to an optionee who owns stock possessing more than 10% of the voting power of the Company's outstanding capital stock must equal at least 110% of the fair market value of the Common Stock on the date of grant.

The 2003 Option Plan is administered by the Compensation Committee of the Board. The Compensation Committee selects the individuals to whom options are granted and determines the option exercise price and other terms of each award, subject to the provisions of the 2003 Option Plan. Incentive Options may be granted under the 2003 Option Plan to officers and other employees of the Company or any of its subsidiaries. As of March 31, 2003, approximately 241 employees were eligible to participate in the 2003 Option Plan. Non-qualified Options may be granted under the 2003 Option Plan to officers and other employees, directors, consultants and other individuals providing services to the Company.

No Incentive Options may extend for more than ten years from the date of grant (five years in the case of an optionee who owns stock possessing more than 10% of the voting power of the Company's outstanding capital stock). The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to Incentive Options, which first become exercisable by an employee or officer in any calendar year, may not exceed $100,000. In no event may any person be granted options under the 2003 Option Plan in any calendar year to purchase more than 120,000 shares of Common Stock.

Options are non-transferable except by will or by the laws of descent or distribution and are exercisable, during the optionee's lifetime, only by the optionee. Options generally may not be exercised after (i) termination of the optionee's employment by the Company for cause, (ii) voluntary termination of the optionee's employment by the optionee, (iii) thirty days after termination of the optionee's employment by the Company without cause, or (iv) one year following the optionee's retirement from the Company in good standing by reason of disability under the then established rules of the Company or the optionee's death if the optionee's death occurs prior to termination of the optionee's employment with the Company.

Payment of the exercise price of the shares subject to the option may be made with (i) cash or check for an amount equal to the option price for such shares, (ii) with the consent of the Compensation Committee, delivery of shares of Common Stock of the Company having a fair market value equal to the option price for such shares, (iii) with the consent of the Compensation Committee, delivery of such other consideration, which is acceptable to the Compensation Committee and has a fair market value equal to the option price of such shares, or (iv) with the consent of the Compensation Committee, a combination of the foregoing. If the 2003 Option Plan is approved by the stockholders of the Company, the Company intends to file, as soon as practicable after such approval, a Registration Statement under the Securities Act of 1933 covering the shares of Common Stock that shall be issuable under the 2003 Option Plan.

Grants to Non-employee Directors

The 2003 Option Plan provides that each non-employee director shall automatically receive a grant of a Non-qualified Option for the purchase of 10,000 shares of Common Stock upon joining the Board, which option shall vest with respect to 2,500 shares on each three-month anniversary of the date of grant. The 2003 Option Plan additionally provides that each non-employee director, at the first meeting of the Board of Directors following each Annual Meeting of Stockholders, shall automatically receive a grant of a Non-qualified Option to purchase 5,000 shares of Common Stock, which option shall be exercisable in its entirety on the date of grant. The 2003 Option Plan provides that each non-employee director serving on the Audit Committee, shall automatically receive a grant of a Non-qualified Option for the purchase of 5,000 shares of Common Stock upon each anniversary of his appointment to the Audit Committee, which option shall vest with respect to 1,250 shares on each three-month anniversary of the date of grant.

New Plan Benefits

The Company is unable to determine the dollar value and number of options that may be received by or allocated to (i) any of the Company's executive officers, (ii) the Company's current executive officers, as a group, (iii) the current non-employee directors, as a group, and (iv) the Company's employees who are not executive officers, as a group, as a result of the approval of the 2003 Option Plan, because the Company at this time is unable to determine whether any of the current non-employee directors will meet the requirements to receive automatic grants of options and all other options are granted by the Compensation Committee of the Board on a discretionary basis. Had the 2003 Option Plan been in effect during fiscal 2002, no options would have been granted to any of the persons or groups specified in the table below because during such period a sufficient number of shares remained available for issuance under the 1996 Incentive and Non-qualified Stock Option Plan to satisfy both the Company's obligations to the non-employee directors and the Compensation Committee's objectives respecting long-term incentive compensation.

Amendment of 2003 Option Plan

The Company's Board of Directors may modify, revise or terminate the 2003 Option Plan at any time and from time to time, except that the class of persons eligible to receive options and the aggregate number of shares issuable pursuant to the 2003 Option Plan may not be changed or increased (other than pursuant to certain changes in the Company's capital structure) without the consent of the stockholders of the Company.

Federal Income Tax Information with Respect to the 2003 Option Plan

The grantee of a Non-qualified Option recognizes no income for federal income tax purposes on the grant thereof. On the exercise of a Non-qualified Option, the difference between the fair market value of the underlying shares of Common Stock on the exercise date and the option exercise price is treated as compensation to the holder of the option taxable as ordinary income in the year of exercise, and such fair market value becomes the basis for the underlying shares which will be used in computing any capital gain or loss upon disposition of such shares. Subject to certain limitations, the Company may deduct for the year of exercise an amount equal to the amount recognized by the option holder as ordinary income upon exercise of a Non-qualified Option.

The grantee of an Incentive Option recognizes no income for federal income tax purposes on the grant thereof. Except as provided below with respect to the alternative minimum tax, there is no tax upon exercise of an Incentive Option. If no disposition of shares acquired upon exercise of the Incentive Option is made by the option holder within two years from the date of the grant of the Incentive Option or within one year after exercise of the Incentive Option, any gain realized by the option holder on the subsequent sale of such shares is treated as a long-term capital gain for federal income tax purposes. If the shares are sold prior to the expiration of such periods, the difference between the lesser of the value of the shares at the date of exercise or at the date of sale and the exercise price of the Incentive Option is treated as compensation to the employee taxable as ordinary income and the excess gain, if any, is treated as capital gain (which will be long-term capital gain if the shares are held for more than one year).

The excess of the fair market value of the underlying shares over the option price at the time of exercise of an Incentive Option will constitute an item of tax preference for purposes of the alternative minimum tax. Taxpayers who incur the alternative minimum tax are allowed a credit that may be carried forward indefinitely to be used as a credit against the regular tax liability in a later year; however, the minimum tax credit cannot reduce the regular tax below the alternative minimum tax for that carryover year.

In connection with the sale of the shares covered by Incentive Options, the Company is allowed a deduction for tax purposes only to the extent, and at the time, the option holder receives ordinary income (for example, by reason of the sale of shares by the holder of an Incentive Option within two years of the date of the granting of the Incentive Option or one year after the exercise of the Incentive Option), subject to certain limitations on the deductibility of compensation paid to executives.

The Board recommends that you vote FOR the approval of the 2003 Incentive and Non-qualified Stock Option Plan.

Other Matters

Other than the proposals as discussed in the proxy statement, KVH's Board of Directors does not intend to bring any other matters to be voted on at the meeting. KVH's Board is not currently aware of any other matters that will be presented by others for action at the meeting. However, if other matters are properly presented at the meeting and you have signed and returned your proxy card, or voted on the Internet, or by telephone, the proxies will have discretion to vote your shares on such matters to the extent authorized in applicable regulations under the Securities Exchange Act of 1934.

Board of Directors

Directors and Executive Officers

The following table sets forth certain information with respect to the directors and executive officers of KVH:

Name	Age	Position
Arent H. Kits van Heyningen (1) (2)	87	Chairman of the Board of Directors
Martin A. Kits van Heyningen (1) (2)	44	President, Chief Executive Officer and Director
S. Joseph Bookataub	54	Chief Operating Officer
Patrick J. Spratt	55	Chief Financial Officer
Richard C. Forsyth	56	Vice President, Finance
Josina de Smit (1) (2)	66	Treasurer
Kalyan Ganesan	54	Vice President, Engineering
Daniel R. Conway	49	Vice President, Business Development
James S. Dodez	44	Vice President, Marketing
Robert W.B. Kits van Heyningen (1) (2)	46	Vice President, R&D and Director
Mads E. Bjerre-Petersen	59	Managing Director, KVH Europe A/S
Ian C. Palmer	37	Vice President, Satellite Sales
Mark S. Ain (3) (4)	60	Director
Stanley K. Honey (3)	48	Director
Werner Trattner (3) (4)	50	Director
Charles R. Trimble (3) (4)	61	Director

(1) Arent Kits van Heyningen is the spouse of Josina de Smit and the father of Martin Kits van Heyningen and Robert Kits van Heyningen

(2) Josina de Smit is the spouse of Arent Kits van Heyningen and the mother of Martin Kits van Heyningen and Robert Kits van Heyningen

(3) Member of the Audit Committee

(4) Member of the Compensation Committee

Arent H. Kits van Heyningen, a founder of the Company, has been chairman of the Company's Board of Directors since 1982. He also has served as the Company's chief scientist since that time. From 1963 to 1986, Mr. Kits van Heyningen was principal engineer at the Submarine Signal Division of Raytheon Company. Mr. Kits van Heyningen received a BS and an MS in electrical engineering from Delft Technical University, The Netherlands.

Martin A. Kits van Heyningen, a founder of the Company, has been president and a director of the Company since 1982 and has served as the Company's chief executive officer since 1990. From 1980 to 1982, Mr. Kits van Heyningen was employed by the New England Consulting Group, a marketing consulting firm, as a marketing consultant. Mr. Kits van Heyningen received a BA cum laude from Yale University.

S. Joseph Bookataub joined KVH Industries as the chief operating officer in 2001. Previously, Mr. Bookataub was vice president of operations for Mayan Networks, a San Jose, California, optical networking firm. He has also served as the vice president of operations for Logistix Corporation, a supply chain management company, and as both the vice president of operations and quality and vice president of manufacturing for Pyramid Technology Corporation, a mainframe UNIX client/server system manufacturer. Mr. Bookataub holds a BSEE from the University of Rhode Island, an MBA from James Madison University, and successfully completed the Stanford Executive MBA program.

Patrick J. Spratt joined KVH as its chief financial officer in 2002. During a 25-year career at Digital Equipment Corporation, Mr. Spratt served in a variety of senior management positions, including vice president of finance for worldwide engineering, vice president of business operations for computer systems, and vice president of investor relations. Prior to joining KVH, Mr. Spratt served as the chief financial officer of early-stage developers of products for broadband telecommunications and semi-conductor manufacturing. He also served as the chief financial officer and treasurer of BioReliance Corporation, a pharmaceutical and biotechnology testing, development, and manufacturing firm. Mr. Spratt holds a BA in Mathematics from Boston College, an MBA from Boston University, and has completed Executive Education Programs at Columbia University and Harvard Business School.

Richard C. Forsyth has been vice president of finance of KVH since 2002; previously Mr. Forsyth served as chief financial officer since 1988. Prior to joining the Company, Mr. Forsyth consulted for Technology Transition, Inc., a venture capital firm, from 1986 until 1988, and served as the chief financial officer for two of Technology Transition's portfolio companies. Between 1981 and 1985, Mr. Forsyth was divisional controller at Wang Laboratories, a computer manufacturer. Mr. Forsyth is a Certified Public Accountant and received BS and AB degrees from Boston College.

Josina de Smit, a founder of the Company, has been treasurer of KVH since 1986. Previously Ms. de Smit held a variety of financial, administrative and human resources positions at the Company, including financial manager and human resources manager.

Dr. Kalyan Ganesan has been KVH's vice president of engineering since 2002. Prior to joining KVH, Dr. Ganesan was the vice president of engineering for CoWave Networks. Previously, he spent 10 years in engineering and technical management at Hughes Network Systems where he oversaw engineering and product research and development within the Broadband Carrier Networks Division. He also served for 5 years as U.S. West's technical director for advanced technologies. Dr. Ganesan holds Bachelors, Masters, and Ph.D. degrees in electrical engineering and computer sciences. He received his Ph.D. in Computer Science and Engineering from Case Western Reserve University.

Daniel R. Conway has been KVH's vice president of business development for military & industrial products since 2003. Prior to joining KVH, Mr. Conway was the vice president of sales and marketing at BENTHOS Inc., an oceanographic technology company with customers in the marine, oil and gas, government, and scientific markets. Previously, he spent 20 years at Anteon (formerly Analysis & Technology). While there, he served in a variety of positions, including vice president for new business development and integration. Mr. Conway is a graduate of the U.S. Naval Academy with post-graduate studies in nuclear engineering, and earned a Masters of Business Administration degree from the University of Rhode Island. He served for 5 years as a member of the U.S. Navy nuclear submarine force and was a commander in the U.S. Naval Reserve (Naval Intelligence) for more than 10 years.

James S. Dodez was named KVH's vice president of marketing in October 1998 after serving as the vice president of marketing and reseller sales since 1995. Mr. Dodez joined KVH in 1986 as marketing director, a position he held until 1995. From 1985 until 1986, Mr. Dodez was marketing director at Magratten Wooley, Inc., an advertising agency. Mr. Dodez received a BS from Miami University (Ohio).

Robert W.B. Kits van Heyningen, a founder of the Company, has been a director since 1982 and the Company's vice president of research and development since 1998. Previously he served as the Company's vice president of engineering from 1982 until 1998. Mr. Kits van Heyningen was an associate engineer at the Submarine Signal Division of Raytheon Company and was also a consultant to various companies and universities from 1980 to 1985. Mr. Kits van Heyningen received a BS in physics from McGill University.

Mads E. Bjerre-Petersen has been managing director of the company's Danish subsidiary, KVH Europe A/S, since 1992, when it was founded on the basis of his former activities. From 1974 to 1992, Mr. Bjerre-Petersen served as managing director of his own marine electronic distribution and manufacturing companies MBP Trading and Danaplus A/S. Mr. Bjerre-Petersen received a M.Sc. in mechanical engineering from the Technical University of Denmark.

Ian C. Palmer has been KVH's vice president of satellite sales since 2000. He joined KVH in 1993 and served as director of satellite sales from 1998 until 2000. Previously, Mr. Palmer was sales manager for Euro Marine Trading. He earned a BA in International Relations and Business from Boston University.

Mark S. Ain has been a director of the Company since 1997 and is the chairman of the Compensation Committee and a member of the Audit Committee. He is the founder, chief executive officer, and chairman of the Board of Directors of Kronos Incorporated since its organization in 1977. Mr. Ain is also on the Board of Directors for the Park Electrochemical Corporation, LTX Corporation, and the Walker School. He received a BS from the Massachusetts Institute of Technology and an MBA from the University of Rochester.

Stanley K. Honey has been a director of the Company since 1997 and is a member of the Audit Committee. He is the president of Sportvision Systems, LLC. Since November 1997, when Mr. Honey co-founded Sportvision Systems, he has also held the positions of executive vice president and chief technology officer. From 1993 to 1997, Mr. Honey was executive vice president, technology, for the New Technology Group of News Corporation. From 1989 to 1993 Mr. Honey was president and chief executive officer of ETAK, Inc., a wholly owned subsidiary of News Corporation. Mr. Honey founded ETAK in 1983 and was its executive vice president, Engineering, until News Corporation acquired it in 1989. Mr. Honey received a BS from Yale University and an MS from Stanford University.

Werner Trattner has been a director of the Company since 1994 and is a member of the Compensation and Audit Committees. Mr. Trattner has been chief financial officer/vice president of sales of Swarovski Optik KG, an Austrian manufacturer of optical equipment, since 1989. Mr. Trattner received a degree in business administration from the Studiengemeinschaft in Darmstadt, Germany and received a diploma from the Controller Akademie in Munich/Gauting, Germany. Mr. Trattner completed the Program for Executive Development at the International Institute for Management Development in Lausanne, Switzerland.

Charles R. Trimble was appointed a director of the Company in 1999 and is a member of the Compensation and Audit Committees. He is the founder, and until 1998 was president and chief executive officer, of Trimble Navigation Limited. Mr. Trimble is an elected member of the National Academy of Engineering and he has been chairman of the United States GPS Industry Council since 1996. Previously, he was manager of Integrated Circuit Research and Development at Hewlett-Packard's Santa Clara Division. He received a BS in engineering physics, with honors, and an MS in electrical engineering from the California Institute of Technology.

Committees and Meetings of the Board

During the fiscal year ended December 31, 2002, our Board met four times. No incumbent director attended fewer than 80% of the total number of meetings held by our Board and our committees on which they served. We currently have two committees: the Audit Committee and the Compensation Committee.

Compensation Committee

Our Compensation Committee is composed of Messrs. Mark S. Ain, Werner Trattner, and Charles R. Trimble. The Committee makes general policy decisions relating to compensation and benefits for our employees, including executive officers. It administers the Company's 1996 Incentive and Non-qualified Stock Option Plan and the 1996 Employee Stock Purchase Plan. The Compensation Committee met three times during 2002.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is composed of three independent, non-employee directors. The Committee currently consists of Messrs. Mark S. Ain, Werner Trattner, and Charles R. Trimble.

Compensation Committee Report

The compensation package for KVH executive officers in fiscal 2002 had three principal components: (1) base salary; (2) bonus; and (3) stock options. The Company's executive officers were also eligible to participate in benefit plans on substantially the same terms as other employees. In determining executive compensation, the Compensation Committee believes packages need to offer:

- fair and competitive compensation that attracts and retains superior executive talent;
- links to performance and stockholder interests with rewards for both short-term and long-term results;
- incentive compensation programs that recognize both individual and team performance; and
- features that encourage long-term career commitments to the Company and its stockholders.

Salaries are reviewed annually, and any adjustments are based on individual performance, changes in responsibilities and market-based comparisons with similar companies. Bonuses, which are included in the compensation table, generally are based on a percentage of operating income and dependent upon KVH achieving the year's financial plan. In addition to salaries and incentive bonuses, the Compensation Committee also grants stock options to executive officers and other key employees of the Company and its subsidiary in order to focus the efforts of these employees on the long-term enhancement of profitability and stockholder value.

Martin Kits van Heyningen, the Company's chief executive officer, was paid a base salary of $225,762 per annum in 2002. During 2002, Mr. Kits van Heyningen was granted options to purchase 50,000 shares of common stock at $6.25 per share. In setting Mr. Kits van Heyningen's compensation for 2002, the Compensation Committee considered the compensation payable to chief executive officers of other similarly situated companies in the Company's industry.

As submitted by the Compensation Committee:

Mark S. Ain
Werner Trattner
Charles R. Trimble

Audit Committee

The Audit Committee of the Board of Directors is composed of four independent directors, as defined by the National Association of Securities Dealers' listing standards, and operates under a written charter adopted by the Board of Directors. A copy of the written charter was filed as Exhibit A to the proxy statement for the Company's 2001 Annual Meeting. The members of the Audit Committee are Messrs. Mark S. Ain, Stanley K. Honey, Werner Trattner, and Charles R. Trimble. The Audit Committee met three times during 2002.

Audit Committee Report

In the section below, we describe our financial and accounting management policies and practices.

Responsibilities

The responsibilities of the Audit Committee include appointing an accounting firm to be engaged as KVH's independent accountants, reviewing and approving the fees to be paid to the Company's independent accountants, and overseeing the work of the Company's independent accountants. Management is responsible for KVH's internal controls and financial reporting process. The independent accountants are responsible for performing an independent audit of KVH's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes and the activities of KVH's internal accounting controls.

Review with Management and Independent Accountants

In this context, the Audit Committee met and discussed the Company's audited financial statements with management and the independent accountants, KPMG LLP. Management represented to the Audit Committee that KVH's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

KVH's independent accountants also provided to the Audit Committee the written disclosures and a letter required by Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent accountants the firm's independence.

The Audit Committee has determined that the services rendered by KPMG LLP, as described above, were compatible with maintaining KPMG LLP's independence. The Audit Committee of the Board of Directors has selected KPMG LLP as independent public accountants to audit our financial statements for 2003.

Based upon the Audit Committee's discussions with management and the independent accountants and the Audit Committee's review of the representations of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in KVH's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.

As submitted by the Audit Committee:

Mark S. Ain
Stanley K. Honey
Werner Trattner
Charles R. Trimble

Independent Auditors' Fees

In addition to retaining KPMG LLP to audit our consolidated financial statements, we also engaged KPMG LLP to provide other professional services in fiscal 2002, and expect to continue to do so in the future. The aggregate fees billed for professional services by KPMG LLP in fiscal 2002 were:

Audit fees (1)	$143,984
Financial information systems design and implementation	—
All other fees:	
Tax compliance services	$34,155
Audit of 401(k) savings and retirement plan	$10,000
Professional consultation	$15,000

(1) Includes fees for services rendered for the annual audit of the Company's consolidated financial statements for fiscal 2002 and the quarterly reviews of the financial statements included in the Company's quarterly reports on Form 10-Q.

Relationship with Auditors

KPMG LLP has been our auditor since 1986. A representative of KPMG is expected to be present at the Annual Meeting. This representative will have the opportunity to make a statement if such representative desires to do so and will be available to respond to appropriate questions presented at the Annual Meeting.

Stock Ownership Information

Compliance with Section 16(a) Reporting

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon submissions of Forms 3, 4, and 5, and amendments, or written notices that Form 5 was not required, we believe that all Section 16(a) filing requirements were fulfilled in a timely manner.

Security Ownership of Beneficial Owners and Management

The following sets forth certain information regarding the beneficial ownership of our Common Stock as of March 31, 2003, by (i) each stockholder known to us to beneficially own five percent or more of our Common Stock; (ii) each of our current directors; and (iii) each of our named executive officers. Except as otherwise noted, each beneficial owner has sole voting and investment power with respect to the shares shown.

	Shares Beneficially Owned (2)	
Name (1)	**Number**	**Percent**
State of Wisconsin Investment Board P.O. Box 7842 Madison, WI 53707	1,702,690	15.09%
Special Situations Funds 153 East 53rd Street New York, NY 10022	1,280,370	11.35%
Massachusetts Mutual Life Insurance Co. David L. Babson & Company, Inc. 1295 State Street Springfield, MA 01111	615,384	5.46%
Arent H. Kits van Heyningen (3)	605,310	5.37%
Josina de Smit (4)	605,310	5.37%
Martin A. Kits van Heyningen (5)	384,311	3.41%
Robert W.B. Kits van Heyningen (6)	204,440	1.81%
James S. Dodez (7)	84,748	*
Werner Trattner (8)	57,680	*
Mark S. Ain (9)	41,800	*
Stanley K. Honey (10)	33,000	*
Charles R. Trimble (11)	28,000	*
Ian C. Palmer (12)	22,336	*
S. Joseph Bookataub (13)	18,750	*
All current directors and executive officers as a group (16 persons) (14)	1,575,770	13.97%

* Less than 1% ownership

(1) The address of all KVH directors and executive officers is c/o KVH Industries, Inc., 50 Enterprise Center, Middletown, RI 02842.

(2) The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership.

(3) Includes indirect beneficial ownership of 241,752 shares of Common Stock and 1,625 options held by Arent H. Kits van Heyningen's spouse, Josina de Smit. Also includes 25,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003. Arent H. Kits van Heyningen is the father of Martin A. Kits van Heyningen and Robert W.B. Kits van Heyningen and disclaims beneficial ownership of his sons' shares.

(4) Includes indirect beneficial ownership of 336,933 shares of Common Stock and 25,000 options held by Josina de Smit's spouse, Arent H. Kits van Heyningen. Also includes 1,625 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003. Josina de Smit is the mother of Martin A. Kits van Heyningen and Robert W.B. Kits van Heyningen and disclaims beneficial ownership of her sons' shares.

(5) Includes indirect beneficial ownership of 4,741 shares of Common Stock and 3,925 options owned by Mr. Kits van Heyningen's spouse. Also includes 75,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.

(6) Includes 23,750 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(7) Includes 25,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(8) Includes 10,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(9) Includes 25,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(10) Includes 25,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(11) Includes 25,000 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(12) Includes 18,750 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(13) Includes 18,750 shares issuable upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003.
(14) Includes shares listed in notes 3 through 13. Also includes (i) shares held by the following executive officers and (ii) shares issuable to such executive officers upon the exercise of one or more outstanding stock options exercisable within sixty days following March 31, 2003, respectively: Richard C. Forsyth (i) 16,873 and (ii) 4,500; Kalyan Ganesan (ii) 12,500; Daniel R. Conway (i) 7,600 and (ii) 4,250; and Mads E. Bjerre-Peterson (i) 55,438 and (ii) 8,750.

Stock Option Plans

Our 1996 Incentive and Non-qualified Stock Option Plan authorizes the Board to grant stock options to officers and other employees and to grant non-qualified stock options to officers, other employees, directors, consultants and other persons providing services to the Company. A total of 1,915,000 shares of Common Stock are authorized to be granted under the 1996 Option Plan. As of December 31, 2002, options to purchase a total of 1,150,279 shares of Common Stock, having a weighted average exercise price of $5.56 per share, were outstanding under the 1996 Option Plan and 327,178 shares remain available to be issued under the 1996 Option Plan.

The Compensation Committee of our Board of Directors, which consists of three non-employee directors, administers the 1996 Option Plan. The Committee selects individuals to whom awards will be granted and determines the option exercise price and other terms of each award, subject to the following provisions of the 1996 Option Plan:

- The exercise price of incentive options granted to employees or officers holding 10% or less of the voting power of the Company's outstanding capital stock may not be less than the fair market value of the stock at the time of grant.
- The term of incentive options granted to employees or officers holding 10% or less of the voting power of the Company's outstanding capital stock may not extend for more than 10 years from the date of grant.
- The exercise price of incentive options granted to employees or officers holding more than 10% of the voting power of the Company's outstanding capital stock may not be less than 110% of fair market value.
- The term of incentive options granted to employees or officers holding more than 10% of the voting power of the Company's outstanding capital stock may not extend for more than five years from the date of grant.
- In each calendar year, the total fair market value of incentive options that become eligible for an employee or officer to exercise may not exceed $100,000.
- Non-qualified options granted under the 1996 Option Plan need not be subject to the foregoing restrictions.
- Participants in the 1996 Option Plan may not be granted options to purchase more than 120,000 shares in any calendar year.
- Options are non-transferable except by will or by the laws of descent or distribution.
- Vested options generally may not be exercised after: (i) an employee voluntarily terminates his employment with KVH or we terminate an employee's employment for cause; or (ii) one year following an employee's departure from KVH due to permanent disability or death.

Equity Compensation Plans

The following table sets forth, as of December 31, 2002, the number of shares authorized for issuance under our equity compensation plans, including individual compensation arrangements. Our equity compensation plans include our 1996 Incentive and Non-qualified Stock Option Plan and our 1996 Employee Stock Purchase Plan. The Company's stockholders have approved all of these equity compensation plans.

Plan category	Number of shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of shares remaining for future issuance under equity compensation plans (#)
Equity compensation plans approved by stockholders	1,150,279	5.56	431,658 (1)
Equity compensation plans not approved by stockholders	—	—	—
Total	1,150,279	5.56	431,658 (1)

(1) Includes 104,480 shares reserved for future issuance under our 1996 Employee Stock Purchase Plan.

Ten-year Option/SAR Repricing

The following table provides stock option repricing information for beneficial owners of Common Stock as of March 31, 2003, for each current director and executive officer that participated in the option exchange.

Name	Date	Number of Securities Underlying Options/SARs Repriced or Amended (#)	Market Price Of Stock at Time of Repricing or Amendment ($)	Exercise Price at Time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing or Amendment (Years)
Mark Ain Director	3/2/98	8,000	4.125	6.750	4.125	3.93
Mads Bjerre-Petersen Managing Director, KVH Europe	3/2/98	20,000	4.125	7.375	4.125	4.00
Josina de Smit Treasurer	3/2/98	20,000	4.125	8.390	4.538	3.64
James Dodez Vice President, Marketing	3/2/98	37,576	4.125	8.000	4.125	3.19
Richard Forsyth Vice President of Finance	3/2/98	37,576	4.125	8.000	4.125	3.19
Stanley Honey Director	3/2/98	8,000	4.125	5.500	4.125	4.18
Martin Kits van Heyningen	3/2/98	24,000	4.125	8.750	4.125	3.36
President and	3/2/98	12,966	4.125	7.250	4.125	3.13
Chief Executive Officer	3/2/98	11,034	4.125	7.980	4.538	3.13
Ian Palmer Vice President, Satellite Sales	3/2/98	4,000	4.125	7.625	4.125	3.19
Werner Trattner	3/2/98	8,000	4.125	6.500	4.125	3.09
Director	3/2/98	4,000	4.125	8.250	4.125	4.40

Directors' and Executive Officers' Compensation

Directors' Compensation

The principal components of non-employee director compensation are:

- A $1,500 fee for each board meeting attended.
- Reimbursement for meeting-related expenses.
- Upon election to the Board, five-year options to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of the common stock on the date granted. Upon appointment to the Audit Committee, five-year options to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value on the date granted. Each option vests in four equal quarterly installments, commencing from the date of appointment to the Board of Directors.
- At the first meeting of the Board of Directors following each annual stockholders meeting, non-employee directors are granted options to purchase an additional 5,000 shares of common stock that vest on the grant date.
- Upon the anniversary of a non-employee director's appointment to the Audit Committee, such non-employee director serving on the Audit Committee is granted options to purchase an additional 5,000 shares of common stock that vest in four equal quarterly installments, commencing from the date of grant.

Summary Compensation Table

The following table lists compensation for our chief executive officer and our other four most highly compensated executive officers in 2002.

		Annual Compensation		Long-term Compensation Awards
Name and Principal Position	Fiscal Year	Salary (1) ($)	Bonus ($)	Securities Underlying Options (#)
Martin A. Kits van Heyningen	2002	225,762	51,000	50,000
President and Chief	2001	216,000	—	40,000
Executive Officer	2000	206,000	—	30,000
S. Joseph Bookataub	2002	172,191	38,500	75,000
Chief Operating Officer	2001	—	—	—
	2000	—	—	—
James S. Dodez	2002	174,985 (2)	1,000	10,000
Vice President of	2001	162,779 (2)	—	10,000
Marketing	2000	157,944 (2)	—	10,000
Ian C. Palmer	2002	163,217 (3)	12,500	12,500
Vice President of	2001	127,939 (3)	6,000	12,500
Satellite Sales	2000	125,506 (3)	8,500	7,500
Robert W.B. Kits van Heyningen	2002	162,771	1,000	10,000
Vice President of	2001	157,511	—	10,000
Research and Development	2000	151,491		10,000

(1) Includes amounts deferred by the named individuals pursuant to the Company's 401(k) Plan and Trust. Does not include amounts paid to plans, including group disability, life and health that do not discriminate in favor of officers and directors and are generally available to all full-time employees.

(2) Includes commissions as follows: $27,735 in 2002, $21,903 in 2001 and $23,385 in 2000.

(3) Includes commissions as follows: $44,416 in 2002, $21,170 in 2001 and $34,352 in 2000.

Options Granted During the Last Fiscal Year Ended December 31, 2002

The following table lists information related to stock options granted to our chief executive officer and other four most highly compensated executive officers in 2002.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (1)	
Name	Number of Shares Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	5% ($)	10% ($)
Martin A. Kits van Heyningen	50,000	14.0	6.25	3/28/07	86,338	190,784
S. Joseph Bookataub	-	-	-	-	-	-
James S. Dodez	10,000	2.8	6.25	3/28/07	17,268	38,157
Ian C. Palmer	12,500	3.5	6.25	3/28/07	21,585	47,696
Robert W.B. Kits van Heyningen	10,000	2.8	6.25	3/28/07	17,268	38,157

(1) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of our Common Stock over the term of the options. These numbers are calculated based on SEC rules and do not represent our estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings depend on the exercise timing and the future performance of our Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

Options Exercised in Last Fiscal Year Ended December 31, 2002

The following table provides certain information concerning options exercised by our chief executive officer and other four most highly compensated executive officers during the fiscal year ended December 31, 2002 and the number of options exercisable and unexercisable as of December 31, 2002.

			Number of Shares of Common Stock Underlying Unexercised Options at 12/31/02 (#)		Value of Unexercised In-the-Money Options at 12/31/02 ($)(2)	
Name	Shares Acquired On Exercise (#)	Value Realized ($) (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Martin A. Kits van Heyningen	30,000	121,860	40,000	100,000	182,415	260,105
S. Joseph Bookataub	—	—	18,750	56,250	50,625	151,875
James S. Dodez	—	—	25,000	25,000	125,775	75,456
Ian C. Palmer	—	—	13,125	26,875	59,512	72,451
Robert W. B. Kits van Heyningen	—	—	32,500	25,000	144,819	72,915

(1) Value is based on the last sale price of Common Stock on the exercise date, as reported by the Nasdaq National Market, less the applicable option exercise price.

(2) Value is based on $8.60, the last per-share sale price of the Common Stock on December 31, 2002, as reported by the Nasdaq National Market, less the applicable option exercise price.

Cumulative Total Return Graph Comparing KVH Industries, Inc., Nasdaq National Market Composite Index, and the Nasdaq Telecommunication Index for the Period December 31, 1997 – December 31, 2002

The following Performance Graph compares the performance of the Company's cumulative stockholder return with that of two broad market indexes, the Nasdaq National Market Composite Index and the Nasdaq Telecommunications Stock Index. The cumulative stockholder returns for Company shares and the indexes are calculated assuming $100 was invested on December 31, 1997. The performance of the market indexes is shown on a total return (dividend reinvested) basis. We paid no cash dividends during the periods shown on the graph.



$350
$300
$250
$200
$150
$100
$50
$0
Value of $100 Investment Over Five Years
Nasdaq Composite
Nasdaq Telecommunications
KVH Industries, Inc.
1997
1998
1999
2000
2001
2002

Five-Year Cumulative Total Return

	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Nasdaq National Market Composite	100.00	139.23	258.79	157.17	123.76	84.51
Nasdaq Telecommunications	100.00	163.39	331.20	151.16	67.25	35.49
KVH Industries, Inc.	100.00	24.08	60.50	108.64	117.53	169.88

Other Information

Stockholder Proposals

In order to be eligible for inclusion in the Company's proxy statement and form of proxy for the annual meeting scheduled to be held in May 2004, the Company must receive stockholder proposals at its executive offices in Middletown, RI, no later than December 31, 2003.

In addition, the By-laws of the Company provide that in order for business to be properly brought before any annual meeting of stockholders by any stockholder, the stockholder must notify the Secretary of the Company at least 60 days before the date of the annual meeting; provided, however, that if an annual meeting of stockholders is to be held on a date prior to the date for the annual meeting specified in the By-laws, and if less than 70 days notice or prior public disclosure of the date of such annual meeting is given or made, notice by the stockholder to be timely must be delivered or received not later than the close of business on the 10th day following the earlier of the date on which notice of the date of such annual meeting was mailed or the day on which public disclosure was made of the date of such annual meeting. If next year's annual meeting is held on the date specified in the By-laws, the deadline for submission of notice will be March 2, 2004, and any proposal or nomination submitted after March 2, 2004 will be untimely.

Available Information

Stockholders of record on March 31, 2003, will receive a Proxy Statement and our 2002 Annual Report on Form 10-K, which contains detailed financial information. For up-to-date information such as SEC filings, press releases, conference calls and product information, please visit our web site, www.kvh.com.

To receive printed materials, be added to the Company's distribution list or make specific inquiries, please direct calls, faxes, letters, and e-mail to:

Investor Relations
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842
Phone: 401-847-3327
Fax: 401-849-0045
E-mail: IR@kvh.com

You may contact our transfer agent at:

EquiServe Trust Company
P.O. Box 9187
Canton, MA 02021
Stockholder Inquiries: 877-282-1169
Internet: http://www.equiserve.com

Our independent accountants are:

KPMG LLP
600 Fleet Center
Providence, RI 02903

Exhibit B

KVH Industries, Inc.
2003 Incentive and Nonqualified Stock Option Plan

Section 1. Purpose

This 2003 Incentive and Nonqualified Stock Option Plan (the "Plan") of KVH Industries, Inc., a Delaware corporation (the "Company"), is designed to provide additional incentive to executives and other key employees of the Company and its subsidiaries and for certain other individuals providing services to or acting as directors of the Company and its subsidiaries. The Company intends that this purpose will be effected by the granting of incentive stock options ("Incentive Stock Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options ("Nonqualified Options") under the Plan which afford such executives, key employees, directors and other eligible individuals an opportunity to acquire or increase their proprietary interest in the Company through the acquisition of shares of its Common Stock. The Company intends that Incentive Stock Options issued under the Plan will qualify as "incentive stock options" as defined in Section 422 of the Code and the terms of the Plan shall be interpreted in accordance with this intention. The term "subsidiary" shall have the meaning set forth in Section 424 of the Code.

Section 2. Administration

2.1 ***The Committee.*** The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company, so long as each member of such committee shall qualify as an Outside Director, as defined below. In the event the Compensation Committee shall include any director who is not an Outside Director, the Outside Directors then serving as members of the Compensation Committee shall constitute the Stock Option Committee of the Board of Directors to administer the Plan (the Compensation Committee or Stock Option Committee, if appointed, being referred to herein as the "Committee"). The Committee shall have at least two members at all times. As used herein, the term "Outside Director" means any director who (i) is not an employee of the Company or of any "affiliated group," as such term is defined in Section 1504(a) of the Code, which includes the Company (an "Affiliate"), (ii) is not a former employee of the Company or any Affiliate who is receiving compensation for prior services (other than benefits under a tax-qualified retirement plan) during the Company's or any Affiliate's taxable year, (iii) has not been an officer of the Company or any Affiliate and (iv) does not receive remuneration from the Company or any Affiliate, either directly or indirectly, in any capacity other than as a director. None of the members of the Committee shall have been granted any incentive stock option or nonqualified option under this Plan (other than pursuant to Section 4.4) or any other stock option plan of the Company within one year prior to service on the Committee. It is the intention of the Company that the Plan shall be administered by "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), but the authority and validity of any act taken or not taken by the Committee shall not be affected if any person administering the Plan is not a disinterested person. Except as specifically reserved to the Company's Board of Directors under the terms of the Plan, the Committee shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. Action by the Committee shall require the affirmative vote of a majority of all members thereof.

2.2 ***Powers of the Committee.*** Subject to the terms and conditions of the Plan, the Committee shall have the power:

(a) To determine from time to time the persons eligible to receive options and the options to be granted to such persons under the Plan and to prescribe the terms, conditions, restrictions, if any, and provisions (which need not be identical) of each option granted under the Plan to such persons;

(b) To construe and interpret the Plan and options granted thereunder and to establish, amend, and revoke rules and regulations for administration of the Plan. In this connection, the Committee may correct any defect or supply any omission, or reconcile any inconsistency in the Plan, or in any option agreement, in the manner and to the extent it shall deem necessary or expedient to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final and binding upon the Company and optionees;

(c) Except as provided in Section 6.3 hereof, to make, in its sole discretion, changes to any outstanding option granted under the Plan, including: (i) to accelerate the vesting schedule or (ii) to extend the expiration date; and

(d) Generally, to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Company with respect to the Plan.

Section 3. Stock

3.1 ***Stock to be Issued.*** The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued Common Stock, $.01 par value (the "Common Stock"), or shares of the Company's Common Stock held in treasury. The total number of shares that may be issued pursuant to options granted under the Plan shall not exceed an aggregate of 1,000,000 shares of Common Stock; provided, however, that the class and aggregate number of shares which may be subject to options granted under the Plan shall be subject to adjustment as provided in Section 8 hereof.

3.2 ***Expiration, Cancellation or Termination of Option.*** Whenever any outstanding option under the Plan expires, is cancelled or is otherwise terminated (other than by exercise), the shares of Common Stock allocable to the unexercised portion of such option may again be the subject of options under the Plan.

3.3 ***Limitation on Grants.*** In no event may any Plan participant be granted options with respect to more than 120,000 shares of Common Stock in any calendar year. The number of shares of Common Stock issuable pursuant to an option granted to a Plan participant in a calendar year that is subsequently forfeited, cancelled or otherwise terminated shall continue to count toward the foregoing limitation in such calendar year. In addition, if the exercise price of an option is subsequently reduced, the transaction shall be deemed a cancellation of the original option and the grant of a new one so that both transactions shall count toward the maximum shares issuable in the calendar year of each respective transaction.

Section 4. Eligibility

4.1 Persons Eligible. Incentive Stock Options under the Plan may be granted only to officers and other employees of the Company or its subsidiaries. Nonqualified Options may be granted to officers or other employees of the Company or its subsidiaries, and to members of the Board and consultants or other persons who render services to the Company (regardless of whether they are also employees), provided, however, that no such option may be granted to a person who is a member of the Committee at the time of grant other than pursuant to Section 4.4.

4.2 Greater-Than-Ten-Percent Stockholders. Except as may otherwise be permitted by the Code or other applicable law or regulation, no Incentive Stock Option shall be granted to an individual who, at the time the option is granted, owns (including ownership attributed pursuant to Section 424 of the Code) more than ten percent of the total combined voting power of all classes of stock of the Company or any subsidiary (a "greater-than-ten-percent stockholder"), unless such Incentive Stock Option provides that (i) the purchase price per share shall not be less than one hundred ten percent of the fair market value of the Common Stock at the time such option is granted, and (ii) that such option shall not be exercisable to any extent after the expiration of five years from the date it is granted.

4.3 Maximum Aggregate Fair Market Value. The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any optionee during any calendar year (under the Plan and any other plans of the Company or its subsidiary for the issuance of incentive stock options) shall not exceed $100,000 (or such greater amount as may from time to time be permitted with respect to incentive stock options by the Code or any other applicable law or regulation).

4.4 Option Grants to Non-Employee Directors.

(a) As compensation for services to the Company, each director of the Company who is not an employee of the Company or any subsidiary of the Company (a "Non-Employee Director") upon his or her initial election to the Board shall be automatically granted a Nonqualified Option to purchase 10,000 shares of Common Stock of the Company (the "Initial Option Grant"). In addition, any director of the Company who is elected to the Board but who is not a Non-Employee Director at the time of his or her initial election and later becomes a Non-Employee Director shall automatically receive an Initial Option Grant to purchase 10,000 shares of Common Stock of the Company upon his or her first election to the Board as a Non-Employee Director. Each Initial Option Grant shall vest with respect to 2,500 shares on each three-month anniversary of the date of grant, provided that the optionee is a director of the Company on each such three-month anniversary, and shall expire on the fifth annual anniversary of the date of grant. At the first meeting of the Board of Directors following each annual meeting of stockholders, each Non-Employee Director (other than any Non-Employee Director who has received an Initial Option Grant as a result of election to the Board at such meeting) shall be automatically granted an additional Nonqualified Option to purchase 5,000 shares of Common Stock of the Company (the "Subsequent Option Grant"). Each Subsequent Option Grant shall be exercisable in its entirety on the date of grant and shall expire on the fifth annual anniversary of the date of grant;

(b) Each Non-Employee Director appointed to serve on the Audit Committee of the Board of Directors shall automatically receive an Option Grant to purchase 5,000 shares of Common Stock upon his or her appointment to the Audit Committee and an additional Option Grant of 5,000 shares of Common Stock on each anniversary of such appointment, so long as such Director shall serve on the Audit Committee. Each such Option shall vest with respect to 1,250 shares on each three-month anniversary of the date of Grant, provided that such optionee is a Director and member of the Audit Committee on each three-month anniversary, and shall expire on the fifth anniversary of the date of Grant;

(c) The exercise price per share of Common Stock of each Nonqualified Option granted pursuant to this Section 4.4 shall be equal to the fair market value of the Common Stock on the date the Nonqualified Option is granted, such fair market value to be determined in accordance with the provisions of Section 6.3;

(d) No Nonqualified Option granted under this Section 4.4 shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and such Options shall be exercisable during the optionee's lifetime only by the optionee. Any Nonqualified Option granted to a Non-Employee Director and outstanding on the date of his or her death may be exercised by the legal representative or legatee of the optionee until the expiration of the stated term of the option;

(e) Nonqualified Options granted under this Section 4.4 may be exercised only by written notice to the Company specifying the number of shares to be purchased. Payment of the full purchase may be made by one or more of the methods specified in Section 7.2. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of an option and not as to unexercised options.

The provisions of this Section 4.4 shall apply only to options granted or to be granted to Non-Employee Directors, and shall not be deemed to modify, limit or otherwise apply to any other provision of this Plan or to any option issued under this Plan to a participant who is not a Non-Employee Director of the Company. To the extent inconsistent with the provisions of any other Section of this Plan, the provisions of this Section 4.4 shall govern the rights and obligations of the Company and Non-Employee Directors respecting options granted or to be granted to Non-Employee Directors.

Section 5. Termination of Employment or Death of Optionee

5.1 ***Termination of Employment.*** Except as may be otherwise expressly provided herein, options shall terminate on the earlier of:

(a) the date of expiration thereof;

(b) the date of termination of the optionee's employment with or services to the Company by it for cause (as determined by the Company), or voluntarily by the optionee; or

(c) thirty days after the date of termination of the optionee's employment with or services to the Company by it without cause; provided, that Nonqualified Options granted to persons who are not employees of the Company need not, unless the Committee determines otherwise, be subject to the provisions set forth in clauses (b) and (c) above.

An employment relationship between the Company and the optionee shall be deemed to exist during any period in which the optionee is employed by the Company or any subsidiary. Whether authorized leave of absence, or absence on military or government service, shall constitute termination of the employment relationship between the Company and the optionee shall be determined by the Committee at the time thereof.

As used herein, "cause" shall mean (x) any material breach by the optionee of any agreement to which the optionee and the Company are both parties, (y) any act or omission to act by the optionee which may have a material and adverse effect on the Company's business or on the optionee's ability to perform services for the Company, including, without limitation, the commission of any crime (other than ordinary traffic violations), or (z) any material misconduct or material neglect of duties by the optionee in connection with the business or affairs of the Company or any affiliate of the Company.

5.2 Death or Permanent Disability of Optionee. In the event of the death or permanent and total disability of the holder of an option prior to termination of the optionee's employment with or services to the Company and before the date of expiration of such option, such option shall terminate on the earlier of such date of expiration or one year following the date of such death or disability. After the death of the optionee, his/her executors, administrators or any person or persons to whom his/her option may be transferred by will or by the laws of descent and distribution, shall have the right, at any time prior to such termination, to exercise the option to the extent the optionee was entitled to exercise such option immediately prior to his/her death. An optionee is permanently and totally disabled if he/she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than twelve months; permanent and total disability shall be determined in accordance with Section 22(e)(3) of the Code and the regulations issued thereunder.

Section 6. Terms of the Option Agreements

Each option agreement shall be in writing and shall contain such terms, conditions, restrictions, if any, and provisions as the Committee shall from time to time deem appropriate. Such provisions or conditions may include without limitation restrictions on transfer, repurchase rights, or such other provisions as shall be determined by the Committee; provided, that such additional provisions shall not be inconsistent with any other term or condition of the Plan and such additional provisions shall not cause any Incentive Stock Option granted under the Plan to fail to qualify as an incentive option within the meaning of Section 422 of the Code. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of all of the following provisions:

6.1 Expiration of Option. Subject to Section 4.4 hereof, notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date shall not, in the case of an Incentive Stock Option, be later than the tenth anniversary (fifth anniversary in the case of a greater-than-ten-percent stockholder) of the date on which the option was granted, or as specified in Section 5 hereof.

6.2 Exercise. Subject to Sections 4.4 and 7.3 hereof, each option may be exercised, so long as it is valid and outstanding, from time to time in part or as a whole, subject to any limitations with respect to the number of shares for which the option may be exercised at a particular time and to such other conditions as the Committee in its discretion may specify upon granting the option.

6.3 Purchase Price. Subject to Section 4.4 hereof, the purchase price per share under each option shall be determined by the Committee at the time the option is granted; provided, however, (i) that the option price of any Incentive Stock Option shall not, unless otherwise permitted by the Code or other applicable law or regulation, be less than the fair market value of the Common Stock on the date the option is granted (110% of the fair market value in the case of a greater-than-ten-percent stockholder), and (ii) that, unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of the Company's stockholders, the option price of any stock option shall not be less than the fair market value of the Common Stock on the date the option is granted and the exercise price of any outstanding stock option grant under any existing or future stock option plan may not be reduced. Subsection 6.3(ii) hereof may not be amended or repealed without the affirmative vote of the holders of a majority of the shares of the Company present and entitled to vote at a duly convened meeting of the Company's stockholders. For the purpose of the Plan the fair market value of the Common Stock shall be the closing price per share on the date of grant of the option as reported by a nationally recognized stock exchange, or, if the Common Stock is not listed on such an exchange, as reported by the National Association of Securities Dealers Automated Quotation System, Inc. ("NASDAQ"), or, if the Common Stock is not quoted on NASDAQ, the fair market value as determined by the Committee.

6.4 Transferability of Options. Options shall not be transferable by the optionee otherwise than by will or under the laws of descent and distribution, and shall be exercisable, during his or her lifetime, only by him or her.

6.5 Rights of Optionees. No optionee shall be deemed for any purpose to be the owner of any shares of Common Stock subject to any option unless and until the option shall have been exercised pursuant to the terms thereof, and the Company shall have issued and delivered the shares to the optionee.

6.6 Repurchase Right. The Committee may in its discretion provide upon the grant of any option hereunder that the Company shall have an option to repurchase upon such terms and conditions as determined by the Committee all or any number of shares purchased upon exercise of such option. The repurchase price per share payable by the Company shall be such amount or be determined by such formula as is fixed by the Committee at the time the option for the shares subject to repurchase is granted. In the event the Committee shall grant options subject to the Company's repurchase option, the certificates representing the shares purchased pursuant to such option shall carry a legend satisfactory to counsel for the Company referring to the Company's repurchase option.

6.7 "Lockup" Agreement. The Committee may in its discretion specify upon granting an option that the optionee shall agree for a period of time (not to exceed 180 days) from the effective date of any registration of securities of the Company (upon request of the Company or the underwriters managing any underwritten offering of the Company's securities), not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares issued pursuant to the exercise of such option, without the prior written consent of the Company or such underwriters, as the case may be.

Section 7. Method of Exercising; Payment of Purchase Price

7.1 Method of Exercise. Any option granted under the Plan may be exercised by the optionee by delivering to the Company on any business day a written notice specifying the number of shares of Common Stock the optionee then desires to purchase and specifying the address to which the certificates for such shares are to be mailed (the "Notice"), accompanied by payment for such shares.

7.2 Payment of Purchase Price. Payment for the shares of Common Stock purchased pursuant to the exercise of an option shall be made by:

(a) cash in an amount, or a check, bank draft or postal or express money order payable in an amount, equal to the aggregate exercise price for the number of shares specified in the Notice;

(b) with the consent of the Committee, shares of Common Stock of the Company having a fair market value (as defined for purposes of Section 6.3 hereof) equal to such aggregate exercise price;

(c) with the consent of the Committee, such other consideration that is acceptable to the Committee and that has a fir market value, as determined by the Committee, equal to such aggregate exercise price, including any broker-directed cashless exercise/resale procedure adopted by the Committee; or

(d) with the consent of the Committee, any combination of the foregoing.

As promptly as practicable after receipt of the Notice and accompanying payment, the Company shall deliver to the optionee certificates for the number of shares with respect to which such option has been so exercised, issued in the optionee's name; provided, however, that such delivery shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to the optionee, at the address specified in the Notice.

7.3 Special Limits Affecting Section 16(b) Option Holders. Shares issuable upon exercise of options granted to a person who in the opinion of the Committee may be deemed to be a director or officer of the Company within the meaning of Section 16(b) of the Exchange Act and the rules and regulations thereunder shall not be sold or disposed of until after the expiration of six months following the date of grant.

Section 8. Changes in Company's Capital Structure

8.1 Rights of Company. The existence of outstanding options shall not affect in any way the right or power of the Company or its stockholders to make or authorize, without limitation, any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of Common Stock, or any issue of bonds, debentures, preferred or prior preference stock or other capital stock ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.2 Recapitalization, Stock Splits and Dividends. If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the Common Stock outstanding, in any such case without receiving compensation therefore in money, services or property, then (i) the number, class, and price per share of shares of stock subject to outstanding options hereunder shall be appropriately adjusted in such a manner as to entitle an optionee to receive upon exercise of an option, for the same aggregate cash consideration, the same total number and class of shares as he or she would have received as a result of the event requiring the adjustment had he or she exercised his or her option in full immediately prior to such event; (ii) the number and class of shares with respect to which options may be granted under the Plan; and (iii) the number and class of shares set forth in Sections 3.3 and 4.4 shall be adjusted by substituting for the total number of shares of Common Stock then reserved for issuance under the Plan that number and class of shares of stock that the owner of an equal number of outstanding shares of Common Stock would own as the result of the event requiring the adjustment.

8.3 Merger without Change of Control. After a merger of one or more corporations into the Company, or after a consolidation of the Company and one or more corporations in which (i) the Company shall be the surviving corporation, and (ii) the stockholders of the Company immediately prior to such merger or consolidation own after such merger or consolidation shares representing at least fifty percent of the voting power of the Company, each holder of an outstanding option shall, at no additional cost, be entitled upon exercise of such option to receive in lieu of the number of shares as to which such option shall then be so exercisable, the number and class of shares of stock or other securities to which such holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to such merger or consolidation, such holder had been the holder of record of a number of shares of Common Stock equal to the number of shares for which such option was exercisable.

8.4 Sale or Merger with Change of Control. If the Company is merged into or consolidated with another corporation under circumstances where the Company is not the surviving corporation, or if there is a merger or consolidation where the Company is the surviving corporation but the stockholders of the Company immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least fifty percent of the voting power of the Company, or if the Company is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation while unexercised options remain outstanding under the Plan, (i) subject to the provisions of clause (iii) below, after the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, each holder of an outstanding option shall be entitled, upon exercise of such option, to receive, in lieu of shares of Common Stock, shares of such stock or other securities, cash or property as the holders of shares of Common Stock received pursuant to the terms of the merger, consolidation, liquidation, sale or disposition; (ii) the Committee may accelerate the time for exercise of all unexercised and unexpired options to and after a date prior to the effective date of such merger, consolidation, liquidation, sale or disposition, as the case may be, specified by the Committee; or (iii) all outstanding options may be cancelled by the Committee as of the effective date of any such merger, consolidation, liquidation, sale or disposition provided that (x) notice of such cancellation shall be given to each holder of an option and (y) each holder of an option shall have the right to exercise such option to the extent that the same is then exercisable or, if the Committee shall have accelerated the time for exercise of all unexercised and unexpired options, in full during the 30-day period preceding the effective date of such merger, consolidation, liquidation, sale or disposition.

8.5 Adjustments to Common Stock Subject to Options. Except as hereinbefore expressly provided, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock then subject to outstanding options.

8.6 Miscellaneous. Adjustments under this Section 8 shall be determined by the Committee, and such determinations shall be conclusive. No fractional shares of Common Stock shall be issued under the Plan on account of any adjustment specified above.

Section 9. General Restrictions

9.1 Investment Representations. The Company may require any person to whom an option is granted, as a condition of exercising such option, to give written assurances in substance and form satisfactory to the Company to the effect that such person is acquiring the Common Stock subject to the option for his or her own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws.

9.2 Compliance with Securities Laws. The Company shall not be required to sell or issue any shares under any option if the issuance of such shares shall constitute a violation by the optionee or by the Company of any provisions of any law or regulation of any governmental authority. In addition, in connection with the Securities Act of 1933, as now in effect or hereafter amended (the "Act"), upon exercise of any option, the Company shall not be required to issue such shares unless the Committee has received evidence satisfactory to it to the effect that the holder of such option will not transfer such shares except pursuant to a registration statement in effect under such Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required. Any determination in this connection by the Committee shall be final, binding and conclusive. In the event the shares issuable on exercise of an option are not registered under the Act, the Company may imprint upon any certificate representing shares so issued the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Act and with applicable state securities laws:

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any State and may not be sold or transferred except upon such registration or upon receipt by the Corporation of an opinion of counsel satisfactory to the Corporation, in form and substance satisfactory to the Corporation, that registration is not required for such sale or transfer.

The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Act; and in the event any shares are so registered the Company may remove any legend on certificates representing such shares. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an option or the issuance of shares pursuant thereto to comply with any law or regulation of any governmental authority.

9.3 Employment Obligation. The granting of any option shall not impose upon the Company any obligation to employ or continue to employ any optionee; and the right of the Company to terminate the employment of any officer or other employee shall not be diminished or affected by reason of the fact that an option has been granted to him or her.

Section 10. Withholding Taxes

10.1 Rights of Company. The Company may require an employee exercising a Nonqualified Option, or disposing of shares of Common Stock acquired pursuant to the exercise of an Incentive Option in a disqualifying disposition (as defined in Section 421(b) of the Code), to reimburse the Company for any taxes required by any government to be withheld or otherwise deducted and paid by the Company in respect of the issuance or disposition of such shares. In lieu thereof, the Company shall have the right to withhold the amount of such taxes from any other sums due or to become due from the Company to the employee upon such terms and conditions as the Company may prescribe. The Company may, in its discretion, hold the stock certificate to which such employee is otherwise entitled upon the exercise of an Option as security for the payment of any such withholding tax liability, until cash sufficient to pay that liability has been received or accumulated.

10.2 Payment in Shares. An employee may elect to have such tax withholding obligation satisfied, in whole or in part, by (i) authorizing the Company to withhold from shares of Common Stock to be issued pursuant to the exercise of a Nonqualified Option a number of shares with an aggregate fair market value (as defined in Section 6.3 hereof determined as of the date the withholding is effected) that would satisfy the withholding amount due with respect to such exercise, or (ii) transferring to the Company shares of Common Stock owned by the employee with an aggregate fair market value (as defined in Section 6.3 hereof determined as of the date the withholding is effected) that would satisfy the withholding amount due. With respect to any employee who is subject to Section 16 of the Exchange Act, the following additional restrictions shall apply:

(a) the election to satisfy tax withholding obligations relating to an option exercise in the manner permitted by this Section 10.2 shall be made either (1) during the period beginning on the third business day following the date of release of quarterly or annual summary statements of sales and earnings of the Company and ending on the twelfth business day following such date, or (2) at least six (6) months prior to the date of exercise of the option;

(b) such election shall be irrevocable;

(c) such election shall be subject to the consent or approval of the Committee; and

(d) the Common Stock withheld to satisfy tax withholding, if granted at the discretion of the Committee, must pertain to an option which has been held by the employee for at least six (6) months from the date of grant of the option.

10.3 Notice of Disqualifying Disposition. Each holder of an Incentive Option shall agree to notify the Company in writing immediately after making a disqualifying disposition (as defined in Section 421(b) of the Code) of any Common Stock purchased upon exercise of the Incentive Option.

Section 11. Amendment or Termination of Plan

11.1 Amendment. The Board may terminate the Plan and may amend the Plan at any time, and from time to time, subject to the limitation that, except as otherwise provided herein, no amendment shall be effective unless approved by the stockholders of the Company in accordance with applicable law and regulations, at an annual or special meeting held within 12 months before or after the date of adoption of such amendment, in any instance in which such amendment would: (i) increase the number of shares of Common Stock that may be issued under, or as to which Options may be granted pursuant to, the Plan; or (ii) change in substance the provisions of Section 4 hereof relating to eligibility to participate in the Plan. In addition, the provisions of Section 4.4 shall not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act, or the rules thereunder. In addition, the provisions of Subsection 6.3(ii) may not be amended or repealed without the affirmative vote of the holders of a majority of the shares of Common Stock present and entitled to vote at a duly convened meeting of the Company's stockholders. Without limiting the generality of the foregoing, the Board is expressly authorized to amend the Plan, at any time and from time to time, to confirm it to the provisions of Rule 16b-3 under the Exchange Act, as that Rule may be amended from time to time.

Except as otherwise provided herein, the rights and obligations under any option granted before amendment of this Plan or any unexercised portion of such option shall not be adversely affected by amendment of this Plan or such option without the consent of the holder of such option.

11.2 Termination. This Plan shall terminate as of the tenth anniversary of its effective date. The Board may terminate this Plan at any earlier time for any or no reason. No Option may be granted after the Plan has been terminated. No Option granted while this Plan is in effect shall be altered or impaired by termination of this Plan, except upon the consent of the holder of such Option. The power of the Committee to construe and interpret this Plan and the Options granted prior to the termination of this Plan shall continue after such termination.

Section 12. Nonexclusivity of Plan

Neither the adoption of this Plan by the Board of Directors nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including the granting of stock options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

Section 13. Effective Date and Duration of Plan

This Plan shall become effective upon its adoption by the Board, provided, that the stockholders of the Company shall have approved this Plan within twelve months prior to or following the adoption of this Plan by the Board. Subject to the foregoing, options may be granted under the Plan at any time subsequent to its effective date; provided, however, that (a) no such option shall be exercised or exercisable unless the stockholders of the Company shall have approved the Plan within twelve months prior to or following the adoption of this Plan by the Board, and (b) all options issued prior to the date of such stockholders' approval shall contain a reference to such condition. No option may be granted under the Plan after the tenth anniversary of the effective date. The Plan shall terminate (i) when the total amount of the Common Stock with respect to which options may be granted shall have been issued upon the exercise of options or (ii) by action of the Board of Directors pursuant to Section 11 hereof, whichever shall first occur.

Section 14. Provisions of General Application

14.1 Severability. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, each of which shall remain in full force and effect.

14.2 Construction. The headings in this Plan are included for convenience only and shall not in any way effect the meaning or interpretation of this Plan. Any term defined in the singular shall include the plural, and vice versa. The words "herein," "hereof" and "hereunder" refer to this Plan as a whole and not to any particular part of this Plan. The word "including" as used herein shall not be construed so as to exclude any other thing not referred to or described.

14.3 Further Assurances. The Company and any holder of an option shall from time to time execute and deliver any and all further instruments, documents and agreements and do such other and further acts and things as may be required or useful to carry out the intent and purpose of this Plan and such option and to assure to the Company and such option holder the benefits contemplated by this Plan; provided, however, that neither the Company nor any option holder shall in any event be required to take any action inconsistent with the provisions of this Plan.

14.4 Governing Law. This Plan and each Option shall be governed by the laws of the State of Delaware.

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KVH

Visit www.kvh.com

KVHIN-AR-03


KVHI™
NASDAQ
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Innovation


EXPLORE YOUR WORLD
Discovery
CHANNEL


THE HISTORY CHANNEL.
WHERE THE PAST COMES ALIVE.


Animal Planet
The All Animal Channel™


Discovery
KIDS
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CARTOON
NETWORK


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NEWS
24-HOUR NON-STOP HEADLINES

Integration

The U.S. Army's new Ground Prophet vehicle is equipped with a TACNAV FOG system that uses integrated KVH gyros to provide the precision heading required by these next-generation signal intelligence vehicles.



"The fastest-growing mobile electronics product in the U.S. aftermarket is rear-seat video entertainment. Mobile video factory sales grew 62% in 2002, to $419 million."

— CEA market research


HBO

Creation of the innovative TracVision A5 enables KVH to tap into this huge new market and provide live programming to passenger vehicles on the move, throughout the United States.

DELIVERING

breakthrough technology to seize new opportunities



In 2002, we teamed with L-3 Communications to develop a low-cost, high-performance IMU suitable for the growing smart munitions market. We expect to market this precision technology for a broad range of defense, commercial, and industrial applications.

DELIVERING

greater value through the integration of new fiber optic technology

Products & Services



Already established as the leading system among after-market dealers, our award-winning TracVision mobile satellite TV system is now the #1 choice among RV and coach manufacturers.

In 2002, we introduced new services, including high-speed mobile Internet, satellite TV activations, and Inmarsat airtime, enabling us to provide convenient one-stop shopping for satellite communications products and services.



During 2002, we received TACNAV orders from the U.S. Army and Marines, Great Britain, Saudi Arabia, and Oman. TACNAV is also used on vehicles fielded by Australia, Canada, France, New Zealand, and Sweden, among others.

products and services
to meet customers' needs

Value

We have built a reputation as a growing company with tremendous potential and a track record of delivering on expectations. This is reflected in the value we delivered to our shareholders throughout 2002 as our stock price increased 44.5%.

Stock Price Appreciation
January – December 2002


NASDAQ
-31.5%
S&P 500
-23.4%



KVHI
+44.5%
Dow Jones
-16.8%

DELIVERING

value for our investors

Growth

Gaining strength from the success of our product lines in diverse markets, we were able to weather the uncertain economic environment and post record revenues of $47.7 million, a 46% increase over 2001.



1999	2000	2001	2002
$22.8	$30.0	$32.7	$47.7

$ in Millions

Legacy

Fiber Optics

Tactical Navigation

Mobile Broadband Satellite Communications

Revenues by Product Category




KVHI™
NASDAQ
LISTED